            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 2000

                                                       REGISTRATION NOS. 33-2081
                                                                       811-04490

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                [_]
PRE-EFFECTIVE AMENDMENT NO.                                            [_]

POST-EFFECTIVE AMENDMENT NO. 25                                        [X]

                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        [_]
AMENDMENT NO. 25                                                       [X]

                      JOHN HANCOCK VARIABLE SERIES TRUST I
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                               JOHN HANCOCK PLACE
                                  P.O. BOX 111
                           BOSTON, MASSACHUSETTS 02117
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (617) 572-5060
                         (REGISTRANT'S TELEPHONE NUMBER)

                            RONALD J. BOCAGE, ESQUIRE
                               JOHN HANCOCK PLACE
                                  P.O. BOX 111
                           BOSTON, MASSACHUSETTS 02117
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                   COPIES TO:

                           THOMAS C. LAUERMAN, ESQUIRE
                         FREEDMAN, LEVY, KROLL & SIMONDS
                          1050 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036

It is proposed that this filing will become effective (check appropriate box)

     [_] Immediately upon filing pursuant to paragraph (b)

     [_] On May 1, 2000 pursuant to paragraph (b)

     [_] 60 days after filing pursuant to paragraph (a)(1)

     [X] On June 8, 2000 pursuant to paragraph (a)(1)

     [_] 75 days after filing pursuant to paragraph (a)(2)

     [_] On (date) pursuant to paragraph (a)(2) of Rule 485.

     If appropriate check the following box:

     [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment

SUPPLEMENT DATED JUNE 8, 2000
TO
PROSPECTUS DATED MAY 1, 2000

The prospectus for the John Hancock Variable Series Trust I is hereby amended as follows:

 . The American Leaders Large Cap Value Fund and the Core Bond Fund are added to the John Hancock Variable Series Trust I and the Goal and Strategy, Subadviser, Past Performance, Main Risks and Financial Highlights of each Fund, as set forth on pages 2 through 5 of this Supplement, are added to the prospectus.

 . The pages of the prospectus that describe the Goal and Strategy, Subadviser, Past Performance, Main Risks and Financial Highlights of the Real Estate Equity Fund are deleted and replaced by the material on pages 6 and 7 of this Supplement. The material on pages 6 and 7 of this Supplement describe a new "multi-manager" approach for the Real Estate Equity Fund.

 . Composites corresponding to the American Leaders Large Cap Value Fund, the
  Core Bond Fund and the Real Estate Equity Fund, as set forth on pages 8 and 9 of this Supplement, are added to the Appendix of the prospectus. The compos-ite corresponding to the Real Estate Equity Fund, as set forth on page 9 of this Supplement, reflects the new "multi-manager" approach described on pages 6 and 7 of this Supplement.

American Leaders Large Cap Value Fund

GOAL AND STRATEGY

This is a large cap stock fund with a value emphasis that seeks long-term growth in capital and dividend income.

The Fund invests primarily in a diversified mix of common stocks of large established U.S. companies that are believed to offer favorable prospects for increasing dividends and growth in capital.

The manager selects stocks using a combination of quantitative screening tools and fundamental equity research.

The manager employs quantitative screening tools to identify companies that are:

 . leading their industries in terms of sales earnings and/or market capitaliza-tion;

 . exhibiting low price-to-earnings ratios relative to historical levels; . trading at reasonable prices relative to growth expectations;

 . generating strong cash flow relative to stock price; and

 . not experiencing negative earnings revision trends or poor stock price momen-tum.

The manager employs fundamental equity research to confirm the screening proc-ess and to examine the company's:

 . financial health;

 . business and product strength;

 . competitive position; and

 . management strength.

The Fund's sector weightings are broadly diversified and managed relative to the broad large-cap equity market.
The Fund normally invests in 70 to 120 stocks, with at least 65% (usually high-er) of its assets in large cap companies. The Fund normally has 10% or less of its assets in cash and cash equivalents.

The Fund may purchase other types of securities, for example: American Deposi-tory Receipts (ADRs), and certain derivatives (investments whose value is based on indices or other securities).

In abnormal market conditions, the Fund may take temporary defensive measures-- such as holding unusually large amounts of cash and cash equivalents--that are inconsistent with the Fund's primary investment strategy. In taking those mea-sures, the Fund may not achieve its investment goal.

SUBADVISER

Federated Investment Management Company
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222

Owned by Federated Investors, Inc.
Managing since 1955
Managed approximately $125 billion in assets at the end of 1999

FUND MANAGERS
Michael P. Donnelly, CFA
------------------------
Senior Vice President of subadviser
Joined subadviser in 1989
Began career in 1985

Kevin R. McCloskey, CFA
-----------------------
Vice President of subadviser
Joined subadviser in 1999
Portfolio Manager at Killian Asset Management
Corp. (1994-1999)
Began career in 1994

PAST PERFORMANCE

This is a new Fund. It was not in operation prior to the date of this prospectus. However, the Appendix to the prospectus contains certain performance information that is relevant to this Fund.
--------------------------------------------------------------------------------

MAIN RISKS

Primary

Market Risk: The value of the securities in the Fund may go down in response to overall stock or bond market movements. Markets tend to move in cycles, with periods of rising prices and periods of falling prices. Stocks tend to go up and down in value more than bonds. If the Fund's investments are concentrated in certain sectors, the Fund's performance could be worse than the overall mar-ket.
Manager Risk: The manager and its strategy may fail to produce the intended results. The Fund could underperform its peers or lose money if the manager's investment strategy does not perform as expected.

Investment Category Risk: The returns of the Fund's specific investment cate-gory may lag the returns of the overall stock market. For example, the Fund's "value" approach carries the risk that in certain markets "value" stocks will underperform "growth" stocks. Also, the Fund's "large cap" approach carries the risk that in certain markets large cap stocks will underperform small cap and mid cap stocks.

Secondary

Derivatives Risk: Certain derivative instruments (such as options, futures and swaps) can produce disproportionate gains or losses. They are generally consid-ered more risky than direct equity investments. Also, in a down market, deriva-tives could become harder to value or sell at a fair price.
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS--This is a new Fund. It was not in operation prior to the date of this prospectus.

Core Bond Fund
GOAL AND STRATEGY

This ia a bond fund that seeks income and growth in capital.

The Fund primarily invests in a diversified mix of debt securities, including:

 . U.S. Treasury and agency securities;

 . foreign government and agency securities (if dollar denominated);

 . corporate bonds, both U.S. and foreign (if dollar denominated); and

 . mortgage-backed and asset-backed securities.

The manager normally invests:

 . mostly in investment grade debt securities;

 . no more than 15% of its assets in high yield bonds; and

 . no more than 25% of its assets in U.S. dollar denominated foreign securities, excluding Canadian securities.

The manager makes ongoing decisions regarding the Fund's average maturity, sec-tor exposures and yield curve exposures. The manager uses proprietary research and economic analysis to try to anticipate interest rate movements and to iden-tify sectors and specific bonds that are undervalued. The manager examines a variety of factors, including macroeconomic analysis and corporate earnings analyses, to determine which business sectors and credit ratings are most advantageous for investment. The manager evaluates bonds of all quality levels and maturities from many different sectors and issuers. The Fund normally has an average credit quality rating of "A" or higher.

The manager actively manages the Fund's interest rate sensitivity relative to the overall bond market (as represented by indices such as the Lehman Brothers Aggregate Bond Index and the Lehman Brothers Government/Corporate Bond Index). The Fund normally has 10% or less of its assets in cash and cash equivalents.

The manager may use derivatives (investments whose value is based on indices or other securities) such as futures to manage the Fund's average maturity and interest rate volatility.

The Fund may purchase other types of securities, for example: foreign bonds of developed markets denominated in foreign currencies, and emerging market debt securities.

In abnormal market conditions, the Fund may take temporary defensive measures-- such as holding unusually large amounts of cash and cash equivalents--that are inconsistent with the Fund's primary investment strategy. In taking those mea-sures, the Fund may not achieve its investment goal.
--------------------------------------------------------------------------------

SUBADVISER

Federated Investment Management Company
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222

Owned by Federated Investors, Inc.
Managing since 1955
Managed approximately $125 billion in assets at the end of 1999

FUND MANAGERS

Joseph M. Balestrino, CFA
-------------------------
Senior Vice President of subadviser
Joined subadviser in 1986
Began career in 1986

Donald T. Ellenberger, CFA
--------------------------
Vice President of subadviser
Joined subadviser in 1996
Portfolio Manager/Trader at Mellon Bank N.A. (1986-1996)
Began career in 1984

Mark E. Durbiano, CFA
---------------------
Senior Vice President of subadviser
Joined subadviser in 1982
Began career in 1982

PAST PERFORMANCE

This is a new Fund. It was not in operation prior to the date of this prospec-tus. However, the Appendix to the prospectus contains certain performance information that is relevant to this Fund.

MAIN RISKS

Primary

Market Risk: The value of the securities in the Fund may go down in response to overall stock or bond market movements. Markets tend to move in cycles, with periods of rising prices and periods of falling prices. Stocks tend to go up and down in value more than bonds. If the Fund's investments are concen-trated in certain sectors, the Fund's performance could be worse than the overall market.

Manager Risk: The manager and its strategy may fail to produce the intended results. The Fund could underperform its peers or lose money if the manager's investment strategy does not perform as expected.

Interest Rate Risk: When interest rates rise, the Fund's bond yields will gen-erally rise and the Fund's bond prices will generally fall. When interest rates fall, the reverse will generally occur. The longer the average remaining maturity of bonds held by the Fund, the more sensitive the Fund is to interest rate risk. This Fund has more interest rate risk than a short-term bond fund, but less interest rate risk than a long-term bond fund.

Credit Risk: An issuer of a bond held by the Fund may default on its obliga-tion to pay interest and repay principal. Also, the credit rating of a bond held by the fund may be downgraded. In either case, the value of the bond held by the Trust would fall. All bonds have some credit risk, but in general low-er-rated bonds have higher credit risk.

Turnover Risk: In general, the greater the volume of buying and selling by a fund (i.e., the higher its "turnover rate"), the greater the impact that bro-kerage commissions and other transaction costs will have on the fund's perfor-mance. Any turnover rate in excess of 100% is considered relatively high. Nor-mally, the Fund's turnover rate will be greater than 100%.

Secondary

Foreign Risk: The Fund's foreign securities will pose special risks, due to limited government regulation, lack of public information, and economic, political and social instability. Factors such as lack of liquidity, foreign ownership limits and restrictions on removing currency also pose special risks. All foreign securities have some degree of foreign risk. However, to the extent the Fund invests in emerging market countries, it will have a sig-nificantly higher degree of foreign risk than if it invested exclusively in developed or newly-industrialized countries.

High Yield Bond Risk: Junk bonds, defined as bond securities rated below BBB- /Baa3, may be subject to more volatile or erratic price movements due to investor sentiment. In a down market, these high yield securities become harder to value or to sell at a fair price.

Prepayment/Call Risk: The Fund's share price or yield could be hurt if inter-est rate movements cause the Fund's mortgage-related and callable securities to be paid off substantially earlier than expected.

Derivatives Risk: Certain derivative instruments (such as options, futures and swaps) can produce disproportionate gains or losses. They are generally con-sidered more risky than direct fixed income investments. Also, in a down mar-ket, derivatives could become harder to value or sell at a fair price.
-------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS--This is a new Fund. It was not in operation prior to the date of this prospectus.

Real Estate Equity Fund
GOAL AND STRATEGY

This is a real estate stock fund that seeks above-average income and long-term growth in capital.

The Fund invests primarily in:

 . equity securities of real estate investment trusts (REITs) that own commer-cial and multi-family residential real estate; and

 . equity securities of real estate operating companies (i.e., companies with at least 75% of revenue, income or fair asset value derived from real estate).

The Fund employs two subadvisers, each of which independently selects and con-structs a portfolio for its portion of the Fund. Each sub-adviser employs its own investment approach to identify securities considered attractive and to construct and manage its portion of the Fund. On or about June 8, 2000, the assets of the Fund were evenly divided between the subadvisers. All subsequent investments in and redemptions from the Fund will be evenly divided between the subadvisors.

Independence Investment Associates, Inc. ("IIA") selects real estate stocks using a combination of proprietary, equity research and quantitative tools. Real estate stocks are purchased that are undervalued relative to the stock's history and the market and have improving earnings growth prospects.

IIA employs risk control techniques to maintain risk, style and industry char-acteristics similar to the public equity real estate market. IIA will normally invest in 40 to 60 securities in its portion of the Fund.

Morgan Stanley Dean Witter Investment Management Inc. ("MSDW") selects real estate stocks using a combination of:

 . top-down, market overview to identify undervalued property sectors and geo-graphic regions; and

 . proprietary, fundamental equity research to select companies that are attractively priced relative to the value of their underlying real estate assets.

MSDW employs risk control techniques to maintain broad exposure to key prop-erty sectors. MSDW will normally invest in 30 to 50 securities in its portion of the Fund.

Each portion of the Fund normally has 5% or less of its assets in cash and cash equivalents.

Each portion of the Fund also may purchase other types of securities, for example: American Depository Receipts (ADRs), convertible securities, and equity securities of non-real estate businesses whose real estate holdings are significant in relation to their market capitalization.

In abnormal market conditions, each portion of the Fund may take temporary defensive measures--such as holding unusually large amounts of cash and cash equivalents--that are inconsistent with the Fund's primary investment strate-gy. In taking those measures, the Fund may not achieve its investment goal.
-------------------------------------------------------------------------------
SUBADVISERS

Independence Investment Associates, Inc.
53 State Street
Boston, Massachusetts 02109

Owned by John Hancock
Managing since 1982
Managed approximately $33 billion in assets at the end of 1999
Fund Managers

John F. DeSantis
-----------------
Executive Vice President of subadviser
Managed fund since 1999
Joined subadviser in 1982

Thomas D. Spicer
-----------------
Vice President of subadviser
Managed fund since 1999
Joined team in 1996
Joined subadviser in 1991

*******

Morgan Stanley Dean Witter Investment Management Inc.
1221 Avenue of the Americas
New York, New York 10020

Managing since 1975
Managed approximately $184 billion in assets at the end of 1999
Fund Managers

Theodore R. Bigman
-----------------
Managing Director, Global Real Estate, of subadviser
Joined subadviser in 1995

Douglas A. Funke
-----------------
Vice President of subadviser
Joined subadviser in 1995

PAST PERFORMANCE

The graph shows how the fund's total return has varied from year to year, while the table shows performance over time (along with a broad-based market index for reference). This information may help provide an indication of the fund's risks and potential rewards. All figures assume dividend reinvestment. Past performance does not indicate future results. The performance figures below do not reflect the deduction of fees and charges payable under the variable contracts. Such fees and charges would cause the investment returns under the contracts to be less than that shown below.

Year-by-year total returns -- calendar years



                                    [GRAPH]
                             1990             -21%
                             1991           33.50%
                             1992           16.00%
                             1993           17.29%
                             1994            2.86%
                             1995           12.31%
                             1996           33.07%
                             1997           17.22%
                             1998          -16.71%
                             1999           -1.69%


Best quarter: up 25.82%, first quarter 1991 Worst quarter: down 17.37%, third quarter 1990

Average annual total returns -- for periods ending 12/31/99

               Fund  Index
1 year        -1.69% -3.19%
5 years        7.48%  8.30%
10 years       7.73%  4.11%
Life of fund   7.71%  4.52%

Index: Wilshire Real Estate Securities Index
Note: See the Appendix to this prospectus for further performance information relevant to this Fund.

MAIN RISKS

Primary

Real Estate Securities Risk: Real estate investment trusts (REITs) or other real estate-related equity securities may be affected by changes in the value of the underlying property owned by the trust. Mortgage REITs may be affected by the quality of any credit extended. Other potential risks include the possi-bility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code or failing to maintain exemption under the Investment Company Act of 1940.

Market Risk: The value of the securities in the Fund may go down in response to overall stock or bond market movements. Markets tend to move in cycles, with periods of rising prices and periods of falling prices. Stocks tend to go up an down in value more than bonds. If the Fund's investments are concentrated in certain sectors, the Fund's performance could be worse than the overall market.

Manager Risk: The manager and its strategy may fail to produce the intended results. The Fund could underperform its peers or lose money if the manager's investment strategy does not perform as expected.

Concentration Risk: The Fund's investment in securities of a smaller number of issuers could produce more volatile performance relative to funds that invest in a larger number of issuers. The more concentrated a fund's holdings are, the more likely it is a specific security's poor performance will hurt the fund significantly.

Small/Mid Cap Stock Risk: The Fund's investment in smaller or mid-sized compa-nies may be subject to more erratic price movements than investment in large established companies.

Interest Rate Risk: The Fund is subject to interest rate risk, which is the possibility that changes in interest rates could hurt REIT performance. In gen-eral, during periods of high interest rates, REITs may lose some of their appeal for investors who may be able to obtain higher yields from other income-producing investment, such as long-term bonds. Higher interest rates also mean that financing for property purchases and improvements is more costly and dif-ficult to obtain.

Turnover Risk: In general, the greater the volume of buying and selling by a fund (i.e., the higher its "turnover rate"), the greater the impact that bro-kerage commissions and other transaction costs will have on the fund's perfor-mance. Any turnover rate is excess of 100% is considered relatively high. Nor-mally, the Fund's turnover rate will be greater than 100%.

Secondary

None

--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS (Selected data for each share interest outstanding throughout the period indicated):
The following financial highlights have been audited by Ernst & Young LLP.

Period ended December 31:           1995     1996     1997     1998      1999
Net asset value, beginning of
 period                           $11.16  $ 11.70  $ 14.64  $ 15.91   $ 12.46
Income from investment
 operations:
 Net investment income (loss)       0.77     0.76     0.77     0.77      0.78
 Net realized and unrealized
  gain (loss) on investments*       0.54     2.97     1.68    (3.38)    (0.99)
 Total from investment
  operations                        1.31     3.73     2.45    (2.61)    (0.21)
Less distributions:
 Distributions from net
  investment income and capital
  paid in                          (0.77)   (0.76)   (0.77)   (0.70)    (0.78)
 Distributions from net realized
  gain on investments sold         (0.00)   (0.03)   (0.41)   (0.14)      --
 Distributions in excess of
  income, capital paid in &
  gains                              --       --       --       --        --
 Total distributions              $(0.77) $ (0.79) $ (1.18) $ (0.84)    (0.78)
Net asset value, end of period    $11.70   $14.64  $ 15.91  $ 12.46   $ 11.47
Total investment return            12.31%   33.07%   17.22%  (16.71)%   (1.69)%
Ratios and supplemental data
Net assets, end of period (000s
 omitted)($)                      $9,301  $10,325  $12,830  $12,263   $11,000
Ratio of expenses to average net
 assets (%)                         0.73%    0.69%    0.69%    0.69 %    0.70%
Ratio of net investment income
 (loss) to average net assets
 (%)                                6.85%    6.14%    5.12%    5.48 %    6.38%
Turnover rate (%)                  19.81%   18.37%   20.04%   22.69 %   12.95%

* The amount shown may not accord with the change in the aggregate gains and losses in the fund securities for the period because of the timing of pur-chase and withdrawals of shares in relation to the fluctuation in market val-ues of the fund.

--------------------------------------------------------------------------------
Large Cap Value Equity Composite (Corresponding to American Leaders Large Cap Value Fund)

The Large Cap Value Equity Composite is an asset-weighted composite of all accounts managed using a substantially similar investment strategy. As of December 31, 1999, the composite included 20 accounts with total assets of $6.9 billion.

             Year-by-year total returns -- calendar years


             Best quarter: up 16.25%, fourth quarter 1998 Worst quarter: down 11.55%, third quarter 1998

             Average annual total returns -- for periods ending
             12/31/99

                   Composite Index
          1 year     6.59%    7.35%
          3 years   18.52%   18.83%
          5 years   22.35%   23.07%

             Index:Russell 1000(R) Value Index

Core Broad Market Composite (Corresponding to Core Bond Fund)

The Core Broad Market Composite is an asset-weighted composite of all accounts managed using a substantially similar investment strategy. As of December 31, 1999, the composite included 5 accounts with total assets of $215 million.

             Year-by-year total returns -- calendar years


             *Composite inception October 1, 1996. 1996 total return is not annualized.

             Best quarter: up 4.39%, third quarter 1998 Worst quarter: down 1.10%, second quarter 1999

             Average annual total returns -- for periods ending
             12/31/99

                           Composite Index
          1 year            -1.39%   -0.83%
          3 years            5.52%    5.73%
          Since inception    5.94%    6.24%

             Index:Lehman Brothers Aggregate Bond Index

Real Estate Equity Composite (Corresponding to Real Estate Equity Fund)

The Real Estate Equity Composite is a blend of two other composites: the IIA Composite and the MSDW Composite. The numbers shown below assume that assets were evenly divided between IIA and MSDW at all times since inception. Each of the IIA and MSDW Composites is asset-weighted and composed of all accounts man-aged using a substantially similar investment strategy. As of December 31, 1999, the IIA Composite included 2 accounts with total assets of $129 million, and the MSDW Composite included 10 accounts with total assets of $687 million.

             Year-by-year total returns -- calendar years

                                    [GRAPH]

                                    [GRAPH]

                               1995*       4.19%
                               1996       35.83%
                               1997       20.62%
                               1998      -14.39%
                               1999       -1.56%

             *Composite inception October 1, 1995. 1995 total return is not annualized.

             Best quarter: up 16.19%, fourth quarter 1996 Worst quarter: down 9.09%, third quarter 1998

             Average annual total returns -- for periods ending
             12/31/99

                           Composite Index
          1 year            -1.56%   -3.19%
          3 years            0.54%   -1.43%
          Since inception    8.93%    7.46%

             Index:Wilshire Real Estate Securities Index

                                  JOHN HANCOCK
                             VARIABLE SERIES TRUST I


                       STATEMENT OF ADDITIONAL INFORMATION

                                  June 8, 2000


     This Statement of Additional Information is not a prospectus. It is intended that this Statement of Additional Information be read in conjunction with the Prospectus of John Hancock Variable Series Trust I, dated May 1, 2000 and June 8, 2000. A copy of the Prospectus may be obtained from John Hancock Variable Series Trust I, John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117, telephone number 1-800-REAL LIFE.

     This Statement of Additional Information relates to all thirty-three of the Trust's current "Funds."


The Trust's Financial Statements and Investment Performance Information

     The Trust's financial statements appearing in its Annual Report to contract holders and the report of Ernst & Young, LLP, independent auditors of the Trust, which appears therein, are incorporated by reference into this Statement of Additional Information. The information about the total investment returns achieved by the Trust's various Funds, is also incorporated herein by reference. No other portions of the Annual Report are incorporated by reference. A free copy of the Annual Report to contract holders may be obtained by writing to the address or calling the number above.

                                TABLE OF CONTENTS

                                                                                                    Page in this
                                                                                                    Statement of
                                                                                                      Additional
                                                                                                     Information
                                                                                                     -----------

The Trust's Financial Statements and Performance Information                                              1
What Is the Trust?                                                                                        4
The Trust's Business History                                                                              4
The Funds' Investment Activities and Their Risks                                                          5
           1.  Investing in Money Market Instruments                                                      5
           2.  Investing in Other Fixed Income Obligations                                                5
           3.  Investing in Equity Securities                                                             7
           4.  Investing in Real Estate Securities                                                        9
           5.  Investing in Foreign Securities                                                            9
           6.  Using Forward Exchange Contracts to Manage Currency                                       11
                     Exposure
           7.  Using Options on Currencies to Manage Currency Exposure                                   12
           8.  Using Currency Futures Contracts and Options
                     Thereon to Manage Currency Exposure                                                 12
           9.  Using Certain Other Derivative Instruments to Manage
                     Currency Exposure                                                                   12
           10. Using Foreign Currency Exposure Management Strategies
                     (General Considerations and Risks)                                                  13
           11.  Reallocating a Fund's Assets Among Asset Classes                                         13
           12.  Adopting a Temporary Defensive Strategy                                                  13
           13.  Investing With an Index-Based Objective                                                  14
           14.  Investing on a Non-Diversified Basis                                                     16
           15.  Using Options (Generally)                                                                16
           16.  Using Options on Securities in Certain Conservative
                     Investment Strategies                                                               18
           17.  Using Financial Futures Contracts, Options on Such Contracts
                     and Options on Stock Indexes (General Considerations)                               18
           18.  Using Financial Futures, Options Thereon, and Stock Index
                     Options for Certain Hedging - Type Strategies                                       20
           19.  Using Options and Futures in Potentially More Aggressive
                     Strategies                                                                          21
           20.  Limiting the Funds' Exposure to Certain Futures and Option
                     Transactions                                                                        23
           21.  Using Other Types of Derivative Instruments                                              23
           22.  Investing In Other Investment Companies                                                  25
           23.  Purchasing "When Issued" Securities and Forward
                     Commitments                                                                         25
           24.  Short-Term Trading                                                                       26
           25.  Entering Into Repurchase Agreements                                                      26
           26.  Participating in Joint Trading Accounts                                                  26
           27.  Lending of Fund Securities                                                               27
           28.  Using Reverse Repurchase Agreements and Mortgages
                     "Dollar Rolls"                                                                      27
           29.  Investing in Rule 144A and Illiquid Securities                                           28
The Funds' Fundamental Investment Restrictions                                                           28
Board of Trustees and Officers of the Trust                                                              31

                                                                                                    Page in this
                                                                                                    Statement of
                                                                                                      Additional
                                                                                                     Information
                                                                                                     -----------

Investment Advisory Arrangements                                                                         33
           The Trust's Investment Advisory Arrangements With
                     John Hancock                                                                        33
           The Trust's Arrangements With Subadvisers                                                     35
           Dollar Amounts of Advisory Fees, Subadvisory Fees, and
                     Expense Reimbursements                                                              39
Arrangements With Other Service Providers                                                                40
           Underwriting and Indemnity Agreement                                                          40
           Custody of the Trust's Assets                                                                 40
           Subadministration Agreement With State Street Bank                                            41
           Independent Auditors                                                                          41
Portfolio Transactions and Brokerage Allocation                                                          42
Codes of Personal Conduct                                                                                45
Features of the Trust's Shares                                                                           45
Shareholder Meetings and Voting Rights                                                                   46
Sales and Redemptions of Fund Shares                                                                     47
Computing the Funds' Net Asset Value                                                                     48
Taxes                                                                                                    49
Information About Fund Performance                                                                       49
Legal Matters                                                                                            50
Reports to Contractholders                                                                               50

Appendix A - Corporate Bond Ratings                                                                      51

                               WHAT IS THE TRUST?

           John Hancock Variable Series Trust I, (the "Trust") is an open-end management investment company. With the exception of the Large Cap Aggressive Growth, Mid Cap Growth, Global Balanced and Global Bond Funds, each of the Funds is a "diversified" Fund within the meaning of the Investment Company Act of 1940 (the "Investment Company Act").

           Shares of the Trust are currently sold to John Hancock Variable Life Accounts U, V, and S to support variable life insurance policies issued by John Hancock Variable Life Insurance Company ("JHVLICO"); John Hancock Variable Annuity Accounts U and V to support variable annuity contracts issued by John Hancock Life Insurance Company ("John Hancock"); John Hancock Variable Annuity Accounts I and JF to support variable annuity contracts issued by JHVLICO; John Hancock Variable Life Insurance Account UV to support variable life insurance policies issued by John Hancock; and Investors Partner Life Account IPL-1 to support variable life insurance policies issued by Investors Partner Life Insurance Company ("IPL"). It is anticipated that, in the future, Trust shares may be sold to other separate investment accounts of JHVLICO, John Hancock and IPL. Each of these separate accounts is hereinafter referred to as a "Separate Account."

           Because the Separate Accounts currently own all of the Trust's shares, those Separate Accounts (or John Hancock, JHVLICO, and IPL) may be deemed to control the Trust. John Hancock, JHVLICO and IPL, in turn, are all directly or indirectly controlled by John Hancock Financial Services, Inc., a publicly-traded holding company.

           The Trust issues a separate series of shares of beneficial interest for each Fund. Each share issued with respect to a Fund has a pro rata interest in the net assets of that Fund. The assets of each Fund are charged with the liabilities of that Fund and a proportionate share of the general liabilities of the Trust.

                          THE TRUST'S BUSINESS HISTORY

           The Trust is, in part, a successor to three Separate Accounts of JHVLICO, as well as the six Separate Accounts of John Hancock described below. On March 28, 1986, all of the investment assets and related liabilities of the Variable Life Stock, Bond, and Money Market Accounts were transferred to what are now the Growth & Income, Active Bond and Money Market Funds of the Trust, respectively, in exchange for shares of those Funds.

           On February 20, 1987, all of the investment assets and related liabilities of six Variable Annuity Stock, Bond and Money Market Accounts were transferred to what are now the Growth & Income, Active Bond and Money Market Funds of the Trust, respectively, in exchange for shares of these Funds.

           The Trust itself was incorporated on September 23, 1985, under the laws of the State of Maryland and was reorganized as a Massachusetts business trust effective April 29, 1988.

           Over the years, several Funds have been re-named as follows:

                                                                      Year of
           Current Fund Name                 Prior Name(s)             Change
           -----------------                 -------------             ------

Active Bond                           Sovereign Bond                     2000
                                      Bond                               1996

Global Balanced                       International Balanced             2000

Global Bond                           Strategic Bond                     1999

Growth & Income                       Stock                              1996

International Equity Index            International Equities             1998
                                      International                      1995
                                      Global                             1994

                                                                      Year of
  Current Fund Name - continued            Prior Name(s) - continued   Change
  -----------------------------            -------------------------   ------

Large Cap Growth                      Select Stock                       1995

Short-Term Bond                       Short-Term U.S. Government         1998

Small/Mid Cap Growth                  Diversified Mid Cap Growth         1999
                                      Special Opportunities              1998



                        THE FUNDS' INVESTMENT ACTIVITIES
                                 AND THEIR RISKS

           The different investment activities of the several Funds will affect both their investment returns and the nature and degree of risks to which they are exposed. Sections 1. - 29. below describe many (but not all) of these investment activities and risks.

1.         Investing in Money Market Instruments

           The Money Market Fund invests exclusively in "money market" instruments; all the other Funds may invest in these instruments to some extent. These are high quality, short-term fixed income obligations. Because of their nature, money market instruments generally do not carry significant risks of loss. The principal risk is that a Fund's return on money market instruments will be less than it would have earned on a riskier investment.

2.         Investing in Other Fixed Income Obligations

           The following Funds invested primarily in non-money market fixed income (i.e., "debt") securities: the Short-Term Bond, Bond Index, Active Bond, Core Bond, Global Bond, and High Yield Bond Funds. The Managed, Aggressive Balanced and Global Balanced Funds can vary their holdings of these securities within a broad range. All the other Funds (except the Money Market Fund) may from time to time invest in non-money market debt to some extent.

           Various types of risk associated with these securities are discussed in the balance of this Section 2.

           Interest rate risk: In general, debt securities with longer maturities than money market instruments have exposure to interest rate risk. Changes in generally prevailing market interest rates alter a debt security's market value and introduce volatility into the rate of return of a Fund that invests in such securities. When prevailing interest rates go up, the market value of debt securities tends to go down and vice versa. This sensitivity of the market value of a debt security to changes in interest rates is generally related to the "duration" of the instrument. The market value of a shorter-term fixed income security is generally less sensitive to interest rate moves than that of a longer-term security. For example, the interest rate risk of the Short-Term Bond Fund, although moderate, is below that of traditional intermediate or long-term bond portfolios.

           Credit risk: The value of a fixed income security may also change as a result of market perceptions regarding its credit risk: i.e., the ability of the borrower to repay its debts. The market value of a fixed income security can fall when the market perceives the borrower to be less credit worthy. Conversely, the market value of a fixed income security can increase due to its borrower being perceived as financially stronger. All Funds that invest in non-money market debt securities may have some exposure to credit risk.

           Even some U.S. Government obligations have a degree of credit risk. "U.S. Government obligations" are bills, certificates of indebtedness, notes and bonds issued or guaranteed as to principal or interest by the United States or by agencies or authorities controlled or supervised by and acting as instrumentalities of the U.S. Government and established under the authority granted by Congress. Some obligations of U.S. Government agencies, authorities, and other instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; and others only by the credit of the issuing agency, authority, or other instrumentality. These latter types of obligations, therefore, do have a degree of credit risk. U.S. Government obligations are used most in the Bond Index, Active Bond and Global Bond Funds. All of the other Funds may also invest in U.S. Government obligations to some extent.

           Securities having one of the four highest rating categories for debt securities as defined by Moody's investors Services, Inc. (Aaa, Aa, A, or Baa) or Standard and Poor's Corporation (AAA, AA, A, or BBB) or, if unrated, determined to be of comparable quality by the subadviser, are referred to as "investment grade." The meanings of such ratings are set forth in Appendix A to this Statement of Additional Information. Lower-rated bonds have more credit risk than higher rated bonds.

           Risk of lower-quality instruments: High-yield bonds (or "junk" bonds) are debt securities rated below "investment grade" as defined above. The value of these lower rated securities generally is more subject to credit risk than is the case for higher rated securities, and their values tend to respond more to changes in market perceptions regarding their credit risk.

           Investments in companies issuing high yield securities are considered to be more speculative than higher quality instruments. As such, these securities typically pay a higher interest rate than investment grade securities.

           Issuers of high yield securities are typically in weak financial health, and their ability to pay back principal and interest on the bonds they issue is uncertain. Some of these issuers may be in default or bankruptcy. Compared with issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

           High yield bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectations of adverse news. These debt securities may also have less liquid markets than higher rated securities.

           Judgment plays a greater role in valuing higher yield securities than in the case of other securities for which more extensive quotations and last-sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside pricing services used by a Fund to value its portfolio securities, and the ability of the Fund to dispose of its lower-rated bonds.

           The market prices of high yield securities may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates. During an economic downturn or a prolonged period of risking interest rates, the ability of issuers of lower-rated debt to service their payment obligations, meet projected goals, or obtain additional financing may be impaired. In that case, a Fund may find it necessary, at its own expense or in conjunction with others, to pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders, if it determines this to be in the interest of Fund investors. The 1980s saw a dramatic increase in the use of high yield securities to finance highly leveraged corporate acquisitions and restructurings. Past experience may not provide an accurate indication of future performance of high yield securities, especially during periods of economic recession. In fact, from 1989 to 1991, the percentage of high yield securities that defaulted rose significantly above prior levels.

           All Funds (other than the Money Market Fund) that invest in debt securities may at times have some exposure to high yield securities. The High Yield Bond Fund intends to invest primarily in these securities. The other Funds most likely to invest a significant portion of their assets in high yield securities are the Short-Term Bond, and Active Bond Funds. The Managed, Aggressive Balanced, Global Bond and Global Balanced Funds may also invest in high yield securities to some extent. In contrast, the Bond Index Fund will not invest in debt securities that are not at least investment grade at the time of purchase.

           Although not customarily referred to as "high yield" securities or "junk bonds," debt securities that fall in the lowest rating within the investment grade category are considered medium grade securities that have some speculative characteristics. Accordingly, to a lesser degree, they may present the same risks discussed above with respect to high yield securities.

           The considerations discussed above for lower-rated debt securities also are applicable to lower quality unrated debt instruments of all types, including loans and other direct indebtedness of businesses with poor credit standing. Unrated debt instruments are not necessarily of lower quality than rated securities, but they may not be attractive to as many buyers.

           Prepayment/Call risk: Prepayment risk is the risk that the obligor on a debt security may repay or "call" the debt before it is due. Most mortgage backed, asset backed, other public bond debt securities and 144A securities that a Fund might own are exposed to this risk. U.S. Government securities have minimal exposure to this risk. Prepayment/call is most likely to occur when interest rates have declined and a borrower can refinance the debt at a lower interest rate level. Generally, a Fund reinvests the proceeds resulting from prepayments in a lower yielding instrument. This results in a decrease in the Fund's current yield. The values of securities that are subject to prepayment/call risk also tend to increase less in response to declining interest rates and decrease more in response to increasing interest rates than would the value of otherwise similar securities that do not have prepayment or "call" features.

           All Funds that invest in debt securities (other than the Money Market
Fund) may at times have some exposure to prepayment/call risk. The Funds most likely to invest a significant portion of their assets in debt securities with prepayment/call features are the Short-Term Bond, Core Bond, Bond Index, Active Bond, Global Bond and High Yield Bond Funds. The Managed, Aggressive Balanced, and Global Balanced Funds may also invest in these securities.

           Risks of "zero coupon" instruments: All of the Funds may, in varying degrees, invest in debt instruments that provide for payment of interest at the maturity date of the instrument (or payment of interest in the form of additional securities), rather than payment of interest in cash periodically over the life of the instrument. The values of such instruments tend to respond more to changes in interest rates than do otherwise comparable debt obligations that provide for periodic interest payments. The Funds most likely to invest a significant amount of their assets in instruments that are subject to this volatility risk are the Managed, Aggressive Balanced, Real Estate Equity, Global Balanced, Short-Term Bond, Core Bond, Bond Index, Active Bond, Global Bond, and High Yield Bond Funds. However, all Funds that invest in debt securities may at times have some exposure to this risk.

3.         Investing in Equity Securities

           All of the Funds intend to invest to some degree in common stock or other equity securities, except for the Short-Term Bond, Core Bond, Bond Index, Active Bond, Global Bond, and Money Market Funds. All of the Funds that invest in equity securities expect to make such securities their primary investment (except for the Managed, High Yield Bond and Global Balanced Funds, which may nevertheless do so in the discretion of their subadvisers). Though investing in equity securities, the Managed, Aggressive Balanced, and Global Balanced Funds also expect, under normal conditions, to invest a substantial amount of their assets in debt obligations.

           General risks of investing in equity securities are discussed in the balance of this Section 3.

           Equity risk: Investments in common stock or other equity securities historically have offered a higher rate of return than money market instruments or longer term debt securities. However, the risks associated with equity securities also tends to be higher, because the investment performance of equity securities depends upon factors which are difficult to predict. The fundamental risk associated with any equity portfolio is the risk that the value of the investments it holds might decrease in value. Equity security values may fluctuate in response to the activities of an individual company or in response to general market, interest rate, and/or economic conditions.

           Market capitalization risk: Another indication of the relative risk of a common stock investment is the size of the company, which is typically defined by reference to its "market capitalization." Market capitalization is computed by multiplying current market price of a share of the company's stock by the total number of its shares outstanding.

           Investing in larger capitalization companies generally involves a lesser degree of risk than investing in smaller capitalization companies. Conversely, investing in the equity securities of smaller companies involves greater risks and potential rewards than investing in larger, more established companies. Small capitalization companies, in particular, often have limited product lines, markets or financial resources, and they may depend upon a small group of inexperienced managers. Investments in such companies can be both more volatile and more speculative. These securities may have limited marketability and are subject to more abrupt or erratic market movements than securities of larger companies or the market in general.

           Three capitalization levels are currently used by the Trust: large, medium ("mid"), and small. Each of these capitalization levels will be defined by reference to the Russell 3000(R) Index. The Russell 3000(R) Index Index is a broad market index and is representative of the U.S. stock markets with a total capitalization of $13.4 trillion at the end of 1999.1

           . Large cap: Companies having a capitalization within the range of the 300 largest companies in the Russell 3000(R) Index will be considered to be large capitalization ("large cap") companies. At the end of 1999, each of the largest 300 companies in the Russell 3000(R) Index had a capitalization greater than $ 7.9 billion.

           . Mid cap: Companies having a capitalization within the range of the 250 to 1000 largest companies in the Russell 3000(R) Index will be considered to be "mid cap." At the end of 1999, such mid cap companies had capitalizations ranging from $1.4 billion to $9.7 billion.

           . Small cap: Companies having a capitalization within the range of the remaining companies in the Russell 3000(R) Index will be considered to be small capitalization ("small cap") companies. At the end of 1999, none of these smallest companies in the Russell 3000(R) Index had a market capitalization of more than $1.4 billion.

The above parameters for large cap, mid cap and small cap are adjusted at the end of each calendar quarter to reflect changes in the market capitalization of the Russell 3000(R) Index.

           The equity securities of the Managed, Aggressive Balanced, Growth & Income, Equity Index, Large Cap Value, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Growth, Large Cap Aggressive Growth, Global Equity, Global Balanced and International Equity Index Funds are generally expected to represent primarily companies that qualify as large cap issuers. These Funds also may invest in the equity securities of companies that qualify as small and mid cap issuers.

           The equity securities of the Large/Mid Cap Value, International Equity and International Opportunities Funds are generally expected to represent primarily large and mid cap issuers. These Funds also may invest in the equity securities of companies that qualify as small cap issuers.

           The equity securities of the Mid Cap Value, Mid Cap Growth, Fundamental Mid Cap Growth, and Mid Cap Blend Funds are generally expected to represent primarily companies that qualify as mid cap issuers. These Funds also may invest in the equity securities of companies that qualify as small or large cap issuers.

           The equity securities of the Small/Mid Cap Value, Small/Mid Cap Growth, and Small/Mid Cap CORE Funds are generally expected to represent companies that are small cap and mid cap issuers. These Funds also may invest in the equity securities of companies that qualify as large cap issuers.


--------------------------
1 The Russell 3000(R) Index is a service mark of Frank Russell Company, which does not sponsor and is not in any way affiliated with the Trust. Inclusion in the index in no way implies an opinion as to its attractiveness or appropriateness as an investment.

           The Small Cap Value and Small Cap Growth Funds are generally expected to invest primarily in equity securities of companies that qualify as small cap issuers. Although these Funds also may invest significant amounts in the equity securities of companies that qualify as mid cap issuers, it is expected that they would rarely invest in the equity securities of companies that qualify only as large cap issuers.

           The Emerging Markets Equity Fund has broad latitude to invest in companies of any size.

           The Real Estate Equity Fund invests in real estate equity securities that have historically been primarily mid cap, but it may also invest in small cap or large cap equity securities.

4.         Investing in Real Estate Securities

           The Real Estate Equity Fund invests primarily in companies with activities related to the real estate industry, such as real estate investment trusts ("REITs") that own commercial and multifamily residential real estate, real estate operating companies ("REOCs") that derive the majority of their revenue, income or asset value from real estate and other companies engaged in non-real estate businesses but whose real estate holdings are significant in relation to the market value of their common stock.

           The securities purchased will be principally common stock (and securities convertible into or with rights to purchase common stock) but a portion of the Fund may be invested in preferred stock. The Fund may also invest in commercial mortgage securities (debt obligations secured by commercial property), collateralized mortgage obligations (mortgage pass through securities secured by commercial mortgage pools) and master limited partnerships from time to time, but does not do so on the date of this Statement of Additional Information.

           In addition to the Real Estate Equity Fund, all of the other Funds (except for the Money Market Fund) may have some exposure to real estate risks through investments in companies engaged in real estate related businesses or investments in debt instruments secured by real estate.

           Risks of real estate securities: Generally speaking, real estate securities may be affected by risks similar to those resulting from the direct ownership of real estate, as well as by market risks due to changes in interest rates and by the overall volatility of the equity markets. The market value of shares in equity real estate investment trusts and commercial property companies, in particular, is heavily dependent upon the value of their underlying properties. Overbuilding, declines in local or regional economic conditions, financial difficulties on the part of major tenants and increases in real estate taxes and operating expenses all could decrease the value of the real estate investments.

5.         Investing in Foreign Securities

           Investments in foreign securities may be made in a foreign-denominated security, or in the form of American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") or other securities representing underlying shares of foreign securities. ADRs, EDRs and other securities representing underlying shares of foreign securities may not necessarily be denominated in the same currency as the securities into which they may be converted, but rather in the currency of the market in which they are traded. ADRs are receipts, typically issued by an American bank or trust company, which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe by banks or depositories which evidence a similar ownership arrangement. Generally, ADRs are designed for use in U.S. securities markets; while EDRs are designed for use in European securities markets.

Investments in debt securities issued by foreign issuers may be made directly in foreign-denominated debt instruments or in the form of U.S. dollar denominated debt securities issued by foreign issuers and publicly traded in the United States ("Yankees") or in Europe ("Eurobonds").

The International Equity Index, International Equity, International Opportunities, Global Equity, Emerging Markets Equity, Global Bond and Global Balanced Funds invest primarily in foreign securities, including foreign-denominated securities. To a lesser extent, the Managed, Aggressive Balanced High Yield Bond, Core Bond, Large

Cap Value and Mid Cap Growth Funds may also invest in foreign securities, including foreign-denominated securities. The Large Cap Growth, Small Cap Growth, Mid Cap Blend, American Leaders Large Cap Value, Large Cap Value CORE, Large/Mid Cap Value, Mid Cap Value, Small/Mid Cap Growth, Large Cap Aggressive Growth, Small/Mid Cap CORE, Small/Mid Cap Value, Real Estate Equity, Growth & Income, Small Cap Value, and Equity Index Funds may invest in ADRs to a limited extent. The Short-Term Bond, Bond Index and Active Bond Funds may invest in foreign debt securities only if denominated in U.S. dollars (i.e., Yankees and Eurobonds).

The Emerging Markets Equity Fund invests primarily in developing countries commonly known as "emerging markets." To a lesser extent, the Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Core Bond, Bond Index, Global Bond, Active Bond, and High Yield Bond Funds may also invest in emerging markets.

           Risks of investing in foreign securities are discussed in the paragraphs that follow:

           Currency risks: When a Fund buys foreign-issued securities, it usually must pay for those securities in the local currency. Therefore, the Fund must convert funds into the local currency to the extent necessary for this purpose. Similarly, when a Fund sells a foreign security, it may receive payment in the local currency. Therefore, if the Fund does not wish to continue to hold that currency, it must enter into a transaction disposing of it.

           In these ways, therefore, a Fund may temporarily hold foreign currency in order to facilitate the purchase and sale of foreign securities. This exposes the fund to the risk that the foreign currency's value could, while the Fund was temporarily holding that currency, decline relative to the U.S. dollar. This could result in a loss to the Fund, because the Fund's assets and shares are valued in U.S. dollars. On the other hand, the Fund could experience gains if the foreign currency's value, relative to the U.S. dollar, increases during the period when the Fund holds that currency.

           More fundamentally, however, because the Fund values its assets and shares in U.S. dollars, the Fund's gains and/or losses on investments that are denominated or traded in foreign currencies will depend in part on changes in the value of that currency relative to the U.S. dollar. This exposes the Fund to the risk of loss if that foreign currency loses value, as well as the possibility of gains if that currency gains value, relative to the U.S. dollar.

           The Funds may (but are not required to) employ certain strategies to limit their risks or otherwise manage their exposure to foreign currencies. Such currency management techniques, as well as the risks that those techniques themselves present, are discussed in Sections 6. - 10. below.

           Also, a risk exists that a foreign country may have or implement restrictions on transactions in its currency that prevent a Fund from effectively managing or reducing its exposure to that currency, even after the Fund has disposed of any securities denominated or traded in that currency.

           The risks associated with foreign currency conversions are not present in investments in Yankees and Eurobonds because these debt securities are U. S. dollar denominated.

           Political and economic risk: Foreign securities often are subject to heightened political and economic risks, particularly in emerging markets or other underdeveloped or developing countries, which may have relatively unstable governments and economies based on only a few industries. Foreign governments may take over the assets or operations of a company, may impose additional taxes, or may place limits on the removal of the Fund's assets from that country. However, investments in foreign securities also offer the opportunity to diversify holdings and to invest in economies whose growth may outpace that of the United States.

           Regulatory risk: Generally, there is less government supervision of foreign markets. Foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards and practices applicable to domestic issuers. There may be less publicly available information about foreign issuers than domestic issuers. These risks may be greater in emerging markets or other underdeveloped or developing countries.

           Market risk: Foreign securities markets, particularly those of emerging markets or other underdeveloped or developing countries, may be less liquid and more volatile than domestic markets. Certain markets may require payment for securities a Fund purchases before delivery of these securities to the Fund, and delays may be encountered in settling securities transactions. In some foreign markets, there may be limited protection against failures by other parties to complete their transactions with a Fund. There may be limited legal recourse against an issuer in the event of a default on a debt instrument held by a Fund.

           Transaction costs: Transaction costs of buying and selling foreign securities, including brokerage, tax, and custody costs, are generally higher than those involved in domestic transactions. This is particularly true for investments in emerging markets, or other underdeveloped or developing countries.

6.         Using Forward Exchange Contracts to Manage Currency Exposure

           Transaction hedging and portfolio hedging: When a Fund anticipates having to purchase or sell a foreign currency to facilitate a foreign securities transaction, it may wish to "lock in" the current exchange rate for that currency (vis-a-vis the U.S. dollar) and thus avoid (in whole or in part) exposure to further changes in that rate that could occur prior to when the purchase or sale proceeds are actually paid. This is called "transaction hedging."

           A Fund can do transaction hedging by purchasing or selling foreign currencies in the "spot" (i.e., cash) market. Alternatively, the following Funds may use "forward" currency foreign exchange purchase or sale contracts for transaction hedging: the Managed, Aggressive Balanced, Large Cap Value, Mid Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Global Bond, Core Bond and High Yield Bond Funds. In a forward exchange contract, the Fund purchases or sells a specific amount of foreign currency, at a price set and time set in the contract, which may be any fixed number of days in the future.

           These same Funds may also use forward foreign exchange contracts to reduce their exposure to changes (relative to the U.S. dollar) in the value of a foreign currency during a period of time when the Fund owns securities that are denominated, exposed to or traded in that currency. This is called "portfolio hedging." Except as described in the paragraph immediately below for certain funds, the Funds may not engage in portfolio hedging with respect to the currency of a particular country to an extent greater than the aggregate market value (at the time of establishing the hedge) of securities held by that Fund which are denominated, exposed to or traded in that particular foreign currency. The Funds may or may not attempt to hedge some or all of their foreign portfolio positions. Rather, they will enter into such transactions only to the extent, if any, deemed appropriate by their subadvisers. Furthermore, no Fund will use forward foreign currency exchange contracts for the purpose of leveraging the Fund's currency exposure.

           For purposes of transaction hedging or portfolio hedging, the Managed, Aggressive Balanced, Mid Cap Growth, Global Equity, Global Balanced, Global Bond, Core Bond, International Equity Index, International Equity, Emerging Markets Equity, and International Opportunities Funds may use forward exchange contracts on a "proxy" currency, instead of the currency being hedged. A proxy currency is one that the subadviser believes will bear a close relationship to the currency being hedged and believes will approximately equal the performance of such currency relative to the U.S. dollar. Nevertheless, changes in the value of the currency being hedged may not correspond to changes in the value of the proxy currency as expected, which could result in the currency hedge being more favorable or less favorable to the Fund than the subadviser had expected.

           Other techniques for managing currency exposure: The Managed, Aggressive Balanced, Mid Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Core Bond and Global Bond Funds may use additional techniques when their subadvisers believe that the currency of a particular country may suffer a significant decline against the U.S. dollar or against another currency. In that case, these Funds may enter into a forward currency contract to sell, for a fixed amount of U.S. dollars or other appropriate currency, the amount of foreign currency approximating the value of some or all of the Fund's securities denominated in, traded in, or exposed to such foreign currency. The currency contract may call for the Fund to receive a currency other than U.S. dollars, for example, if such other currency is believed to be undervalued or necessary to bring the Fund's overall exposure to various currencies into a more desirable balance. For similar purposes, the Managed, Aggressive Balanced, Global Balanced, Emerging Markets Equity, International Opportunities, International Equity, Mid Cap Growth, Core Bond and Global Bond Funds may also enter into contracts to purchase, for a fixed amount of U.S. dollars, or other appropriate currency, an amount of foreign currency corresponding to the value of some of the Fund's securities.

           Asset segregation requirements for forward exchange contracts: A Fund may "cover" its obligations under outstanding forward currency sale contracts by maintaining portfolio securities denominated, exposed to or traded in the currency of such contracts or of an appropriate proxy currency. To the extent a Fund does not thus cover all of its forward currency sales positions with its portfolio securities, or if it has outstanding any forward currency purchase contracts, the Funds' custodian will segregate cash or liquid assets in a separate account of the Fund in an amount at all times at least equal to the value of the Fund's net obligation with respect to forward contracts in a particular currency or, in the case of the Global Balanced Fund only, the value of that Fund's net "out of the money" obligation (If any) with respect to all of the Fund's outstanding forward currency contracts. If the value of the portfolio securities used to cover a position or the value of the assets in the segregated account declines, the Fund will find additional "cover" or additional cash or liquid assets will be placed in the account so that the value of the account will at least equal the required amount described in the preceding sentence.

7.         Using Options on Currencies to Manage Currency Exposure

           The Managed, Aggressive Balanced, Mid Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Global Bond, and High Yield Bond Funds may also purchase and write put and call options on foreign currencies for the same purposes as those Funds could use forward foreign exchange contracts (as discussed in Section 6. above). This could include options traded on U.S. and foreign exchanges, as well as those traded in "over-the-counter" markets.

           The characteristics and risks of these currency option transactions are similar to those discussed in Sections 15. - 16. below with respect to put and call options on securities.

           Call options on foreign currencies written by a Fund will be "covered," which means that the Fund will own at all times at least an equal amount of, or an offsetting position in, the underlying foreign currency.

           Asset segregation requirement for currency put options written by a
Fund: With respect to put options on foreign currencies written by a Fund, the Fund will establish a segregated account with its custodian bank consisting of cash, U.S. Government securities or other high grade liquid debt securities in an amount equal at all times to the amount the Fund would be required to deliver upon exercise of the put.

8. Using Currency Futures Contracts and Options Thereon to Manage Currency Exposure.

           Any Fund may use currency futures contracts and options thereon for the same purposes and to the same extent as that Fund could use forward foreign exchange contracts (as discussed in Section 6. above). The characteristics and risks of such futures and options transactions are similar to those discussed in Sections 16. - 19. below for other transactions in futures contracts and options thereon. All transactions in currency futures and options thereon also would be subject to the applicable limitations in Section 20. below.

9.         Using Certain Other Derivative Instruments to Manage Currency
           Exposure

           As discussed in Section 21. below, several of the Funds may use currency "swaps," "caps," "floors," and "collars" for the same purposes as those Funds could use forward foreign exchange contracts (as discussed in Section 6. above). The characteristics and risks of such "derivative" transactions, as discussed in Section 21., are generally also applicable when such instruments are used for currency management purposes.

10. Using Foreign Currency Exposure Management Strategies (General Considerations and Risks)

           The foreign currency management techniques discussed in Sections
6.- 9. above do not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. The Funds are not obligated to try to hedge against any change in the value of any currency. Even if a Fund wished to do so, there is no assurance that market conditions would be such as to make such hedging possible.

           Moreover, even where a Fund establishes positions designed to manage its foreign currency exposure, there is no assurance that this will be beneficial to the Fund. Such positions may cause a Fund to forego gains that it otherwise could have achieved or incur costs and losses that it would not otherwise have incurred. (In general the cost to the Funds of engaging in foreign currency management transactions varies with such factors as the currency involved, the type and duration of the instrument being used for this purpose, and the market conditions then prevailing.) It is entirely possible, therefore, that any effort to manage a Fund's currency exposure could have a negative effect on the Fund's investment performance.

           In general, the more foreign securities a given Fund invests in, the greater its currency management activities are likely to be. Also, the Managed, Aggressive Balanced, Mid Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity and Global Bond Funds may use certain of these same types of instruments in currency management strategies that expose those Funds to currencies other than the U.S. dollar. Although this would not be done for the purpose of "leveraging" the Fund's overall exposure to fluctuations in currency values, such strategies could expose those Funds to greater risks of loss and greater volatility than they otherwise would experience.

11.        Reallocating a Fund's Assets Among Asset Classes

           The continual reallocation of assets among the major asset classes (e.g., stocks, bonds, and cash) involves the risk that the subadviser may reduce the Fund's holdings in an asset class whose value increases unexpectedly, or may increase the Fund's holdings in an asset class just prior to that asset class experiencing a loss of value. The Managed, Aggressive Balanced, and Global Balanced Funds tend to exercise broad discretion in reallocating assets across asset classes. The Global Bond and Global Equity Funds intend to exercise discretion to reallocate assets across domestic and international asset classes.

           All of the other Funds, with the exception of the Money Market Fund, generally allow the subadviser some latitude to allocate across asset classes. Nevertheless, this latitude is expected to be exercised to a lesser degree than in the case of the Managed, Aggressive Balanced, and Global Balanced Funds.

12.        Adopting a Temporary Defensive Strategy

           All of the Funds, except the Money Market Fund, may (but are not required to) adopt a defensive investment posture if the subadviser believes the investment environment for the Fund is negative. Such a defensive posture would involve reallocating some or all of a Fund's assets in a manner different from that contemplated by its primary investment objective and strategies.

           Most of the Funds are not limited as to the types of investments they could use temporarily for defensive purposes. Thus, for example, a small cap equity Fund might temporarily invest in stocks of larger cap companies or in high quality, short term debt securities. A bond Fund might shorten maturities or tighten its investment quality parameters. An international Fund might, for example, limit the countries it would invest in or temporarily invest only in high quality, short-term debt securities in the United States.

           There can be no assurance that the transaction costs and lost investment opportunities will not outweigh any benefits to a Fund that attempts to adopt a defensive strategy.

13.        Investing With an Index-Based Objective

           The Equity Index, International Equity Index, and Bond Index Funds expect to invest substantially all of their assets in equity or debt securities within their investment objectives and policies at all times. Accordingly, these Funds may carry more risk in times of declining markets than Funds that are more likely to adopt a defensive investment posture in such circumstances by reallocating their assets in a manner different from that contemplated by their primary investment objective and strategies.

           Investments in the Equity Index, International Equity Index, and Bond Index Funds each involve the risk that the Fund will be unable to match the performance of its corresponding target index. Each Fund's ability to do so is affected by (a) the size and timing of cash flows into and out of that Fund, (b) the level of the Fund's expenses, including commissions and "spreads," on its portfolio transactions, other portfolio management expenses, and other operating expenses, and (c) the degree of success of the techniques employed by the Fund's subadviser. Further, if the size of a Fund limits the number of issues that the Fund can purchase, or that size is relatively small in relation to cash flows, there is a greater possibility that the Fund may be unable to match the performance of the corresponding target index.

           The S&P 500 Index: The S&P 500 is an index that is constructed by the Standard & Poor's Corporation ("Standard & Poor's" or "S&P"), which chooses stocks on the basis of market values and industry diversification. Most of the largest 500 companies listed on U.S. stock exchanges are included in the index. Additional stocks that are not among the 500 largest stocks, by market value, may be included in the S&P 500 for diversification purposes. The index is capitalization weighted -- that is, stocks with a larger capitalization (shares outstanding times current price) have a greater weight in the index. Selection of a stock for inclusion in the S&P 500 Index in no way implies an opinion by S&P as to its attractiveness as an investment.

           The Trust and the insurance products supported by the Trust are not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the owners of the insurance products supported by the Trust or to any member of the public regarding the advisability of investing in the Trust or such insurance products. Standard & Poor's only relationship to the Trust is the licensing of Standard & Poor's "marks" and the S&P 500 Index, which is determined, composed and calculated by Standard & Poor's without regard to the Fund or the Trust. "Standard & Poor's(R)," "S&P(R) ," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of McGraw-Hill, Inc. and have been licensed for use by the Trust. In determining, composing, or calculating the S&P 500 Index, S&P has no obligation to take into consideration the needs of the Trust or those of the owners of the insurance products supported by the Trust. S&P is not responsible for and has not participated in the determination of the prices and amount of the insurance products supported by the Trust or the timing of the issuance or sale of such products or in the determination or calculation of the equations by which such products are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of such products.

           S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE TRUST, OWNERS OF THE PRODUCTS SUPPORTED BY THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

           The Lehman Brothers Government/Corporate and Aggregate Bond Indexes:
The Lehman Brothers Government/Corporate Index (the "Government/Corporate Index") is intended to measure the performance of the domestic, fixed-rate investment grade debt market. The Government/Corporate Index is composed of (1) all public obligations of the U.S. Government, its agencies and instrumentalities (excluding "flower" bonds and pass-through issues, such as GNMA certificates) and (2) all publicly issued, fixed-rate, non-convertible, investment grade, U.S. dollar-denominated, SEC-registered obligations of domestic corporations, foreign governments and supranational organizations. Securities in the index generally have at least $150 million par amount outstanding and at least 1 year remaining to maturity.

           The Lehman Brothers Aggregate Bond Index (the "Aggregate Bond Index") covers the U.S. investment grade fixed-rate bond market, including government and corporate securities, agency mortgage pass-through securities, and asset-backed securities. The Aggregate Bond Index covers those securities in the Government/Corporate Index, plus those covered by the Lehman Mortgage-Backed Securities Index ("MBS Index") and the Lehman Asset-Backed Securities Index ("ABS Index"). The MBS Index covers fixed-rate securities backed by mortgage pools of the Government National Mortgage Association, the Federal Home Loan Mortgage Association, and the Federal National Mortgage Association. The ABS Index covers several subsectors -- including credit and charge cards, auto, utilities and home equity loans -- and includes pass-through, "bullet," and controlled amortization structures.

           All non-government issues in the Government/Corporate Index and the Aggregate Bond Index are rated at least Baa by Moody's Investors Service, Inc. ("Moody's") or, if unrated by Moody's, BBB by Standard & Poor's Ratings Group ("Standard & Poor's").

           All securities in the Government/Corporate Index and the Aggregate Bond Index issued by non-U.S. entities are denominated in U.S. dollars.

           Lehman Brothers, Inc. is neither a sponsor of nor in any other way affiliated with the Trust or the insurance products supported by the Trust. Inclusion of a security in the Government/Corporate or Aggregate Bond Indexes in no way implies an opinion of Lehman Brothers, Inc. as to its attractiveness or appropriateness as an investment.

           The MSCI EAFE GDP Index: The MSCI EAFE GDP Index weights countries such that a country with a larger GDP will have a greater weight in the index. Stocks within those countries are capitalization weighted; that is, stocks with a larger capitalization have a greater weight in the index.

           The Trust and the insurance products supported by the Trust are not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International ("MSCI"). MSCI makes no representation or warranty, express or implied, to the owners of the Trust, or any member of the public regarding the advisability of investing in funds generally or in the Trust or any Fund particularly, or the ability of the MSCI EAFE GDP Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI EAFE GDP Index, which is determined, composed and calculated by MSCI without regard to the Trust. "Morgan Stanley Capital International" is a service mark of Morgan Stanley & Co., Incorporated, that has been licensed for use by the Trust.

           MSCI has no obligation to take the needs of the Trust or the owners of insurance products supported by the Trust into consideration in determining, composing or calculating the MSCI EAFE GDP Index. MSCI is not responsible for and has not participated in the determination of the prices or amounts of insurance products supported by the Trust or the timing of the issuance and sale of such products, or in the determination or calculation of the equations by which such products are convertible into cash. MSCI has no obligation or liability to owners of the Trust or of the insurance products supported by the Trust in connection with the administration, marketing or trading of any Fund of the Trust.

           ALTHOUGH MSCI OBTAINS INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF

MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

14.        Investing on a Non-Diversified Basis

           The Large Cap Aggressive Growth, Mid Cap Growth and Global Balanced Funds are "non-diversified Funds." Non-diversified Funds are less restricted in the extent to which they may invest more than 5% of their assets in any issuer or purchase more than 10% of the voting securities of any issuer. Because a relatively high percentage of a non-diversified Fund's assets may be invested in the obligations of a limited number of issuers, the value of that Fund's shares may be more volatile and more susceptible to any single economic, political, or regulatory event, or to credit and market risks associated with a single issuer, than would the shares of a diversified Fund.

15.        Using Options (Generally)

           Most of the Funds may, in varying degrees, use options on the following (which, for simplicity, may be referred to as the "subject" of an option): currencies, securities, equity indexes, interest rate indexes, and financial futures contracts. This Section 15. discusses certain characteristics and risks that are generally common to all of these types of options. The Funds' use of specific types is discussed in Sections [7. - 8. above and 16. - 20. below], including characteristics and risks peculiar to those types of options or the Funds' use of them.

           Purchasing "call" options: If a Fund (or anyone else) "purchases" a "call" option, it pays a purchase price (often called a "premium") plus, in most cases, a commission to the broker through whom the purchase was made. In return the Fund (or other purchaser) has the right (but not the obligation), at or before a specified future time (called the "expiration date"), to acquire a specified amount of the option's subject (or the economic equivalent thereof) at a specified price (called the "strike price" or "exercise price"). If the purchaser of an option decides to exercise this right, we say the option has been "exercised." If an option is never exercised before its expiration date, it expires unexercised.

           A Fund (or other purchasers of a call option) may profit in one of two ways. First, the Fund may be able to exercise the call option at a date when the value of the option's subject exceeds the purchase price of the option (including any brokerage commission) plus the exercise price. Whether the Fund will be able to do this depends on how favorable those prices were and how the value of the option's subject has changed since the option was purchased.

           Secondly, a Fund may profit from purchasing an option if the Fund is able to sell the option (unexercised) at a profit sometime before its expiration date. (As a practical matter, such a sale would generally be accomplished by having the Fund sell (e.g., "write") an option identical to the option it owns, thereby "netting out" the Fund's exposure to the position.) Whether such a profit will be possible, of course depends on whether the then market price for the option (less any commission payable on the sale) exceeds the option's purchase price (including any related commission). In this regard, one of the general risks of purchasing options is that, for a variety of reasons, the market price of an option usually does not vary in the same way or to the same extent as the value of the option's subject varies. Therefore, a Fund can lose money purchasing a call option, even if the value of the option's subject increases.

           The basic risk in purchasing an option is that, if the Fund never exercises or sells the option at a profit, the Fund will lose the entire purchase price of the option (plus any related commissions). That is the maximum amount the Fund could lose, however.

           Selling or "writing" call options: Selling an option is commonly referred to as "writing" an option. If the Fund (or anyone else) sells ("writes") a call option, it receives the premium (less any commission) paid by the option's purchaser and has the obligation to sell the option's subject to the purchaser at the exercise price if the purchaser exercises the option before it expires.

           The Fund can make a profit writing a call option if the purchaser fails to exercise the option (which usually would happen only if the value of the option's subject were below the exercise price). In this case, the option's purchase price (net of any commissions) would be a profit to the Fund.

           Alternatively, a Fund could profit from writing a call option if it is able to subsequently purchase an identical option that would close out the Fund's position at a profit. This could be done only if the market price of the option then exceeded the Fund's initial purchase price by an amount greater than any commissions payable by the Fund on the purchase or sale transactions. There is a risk, however, that a Fund may be unable to do this, even if the value of the call option's subject has declined. This is because, as noted above, the value of an option does not vary in identical fashion to the value of the option's subject.

           The risk of writing a call option is that, if the value of the option's subject exceeds the option's exercise price, the option is almost sure to be exercised. In that case, the Fund will suffer a loss to the extent that the premium it received for writing the option (net of any commissions), plus the exercise price it receives are less than the value of the option's subject at the time of exercise. Therefore, the higher the value of the option's subject rises, the greater the Fund's potential loss on an option it has written. A Fund could cut off its further exposure in such a case by purchasing an identical call option that would close out its position. The Fund would, however, probably realize a loss on the transaction, because the purchase price it would have to pay for that call option would probably have increased to reflect the increasing value of the option's subject.

           Writing options on a "covered" basis. One way for a Fund to limit its risk exposure on call options it has written is to "cover." A call option may be considered "covered" if, as long as the option is outstanding, the writer (seller) of the option owns assets that are identical to, or have the same or similar investment characteristics to, the option's subject. In such a case, if the value of the option's subject increases, the losses that the Fund will incur on the call option it has written will tend to be offset by gains that Fund earns on the assets it is holding to "cover" the option.

           Naturally, the more similar the assets held by the fund are to the option's subject, the more assurance the Fund will have that its losses on call options it has written will be "covered." How similar those assets must be varies depending on the Fund and the type of covered option involved. More details in this regard can be found in Sections 16. - 19. below.

           Purchasing and selling (writing) "put" options: A "put" option is the same as a call option, except that a Fund (or any other person) that purchases a put option, by paying the purchase price ("premium") has the right to sell (rather than buy) the option's subject for a stated exercise ("strike") price. Conversely, the seller (writer) of a put option receives the premium (net of any commissions) but has the obligation to purchase the option's subject at its exercise price if the option is exercised.

           Thus, if a Fund purchases a put option, its maximum potential loss would equal the purchase price (plus any commissions thereon). On the other hand, if a Fund sells (writes) a put option, the Fund could continue to experience continuing losses while the option is outstanding, to the extent that the value of the subject of the option continues to decline. If the subject lost its value entirely, the Fund's maximum loss would equal the exercise price less the premium (net of any commissions) that the Fund received initially for writing the option. Because of this risk exposure, a Fund that writes a put option may seek to "cover" that option with other assets that it owns. More details about this can be found in Section 16. - 19. below.

           Accounting for options: The value of any option that the Fund has purchased, and the amount of the Fund's obligation under any outstanding option it has written, will vary as market prices change. These variations are reflected daily in the Fund's calculation of its net asset value, so that such value always reflects the estimated impact of current market conditions on all of the Fund's option positions.

16.        Using Options on Securities in Certain Conservative Investment
           Strategies

           Except as otherwise noted below, the general discussion of options in
Section 15. above applies to this Section 16.

           Each of the Funds may write covered call options that are traded on national securities exchanges, except for the Growth & Income, Real Estate Equity, and Money Market Funds. By "covered" we mean that the Fund will actually own the securities that are the subject of the option.

           The same Funds may purchase "protective" put options that are traded on national securities exchanges. By "protective", we mean that the Fund will actually own the securities that are the subject of the option. If the market value of such underlying securities remains above the option's exercise price, the Fund will, in effect, lose the premium it has paid for the option. The Fund, however, avoids the risk of loss on the underlying securities, to the extent that the market value of the underlying securities falls below the exercise price of the put option.

           Liquidity risk: The Funds intend to write and purchase options only if the subadviser believes that adequate liquidity exists. If for any reason a Fund cannot, however, close out its open option position when deemed advisable, the Fund's investment performance could be adversely affected.

17. Using Financial Futures Contracts, Options on Such Contracts and Options on Stock Indexes (General Considerations)

           Most of the Funds may, in varying degrees use financial futures contracts, options on such futures and options on stock indexes. This Section 17 discusses certain characteristics and risks that generally pertain to these instruments, regardless of the specific use to which they are put. The Funds' specific uses are discussed in Sections 7. - 8. above and 18. - 20. below, including specific risks related to those risks.

           Financial futures contracts: Financial futures contracts consist of interest rate futures contracts, stock index futures contracts, and currency futures contracts.

           An interest rate futures contract is a contract to buy or sell specified debt securities at a future time for a fixed price. A public market currently exists for interest rate futures contracts on United States Treasury Bills, United States Treasury Notes, bank certificates of deposit, and various other domestic or foreign instruments and indexes.

           Stock index futures contracts bind purchaser and seller to delivery at a future date specified in the contract of a cash amount equal to a multiple of the difference between the value of a specified stock index on that date and settlement price specified by the contract. That is, the seller of the futures contract must pay and the purchaser would receive a multiple of any excess of the value of the index over the settlement price, and the purchaser must pay and the seller would receive a multiple of any excess of the settlement price over the value of the index. A public market currently exists for stock index futures contracts based on the Standard & Poor's 500 Stock Index, the Standard & Poor's Midcap Index, the New York Stock Exchange Composite Index, the Value Line Stock Index, and various other domestic or foreign indexes.

           A currency futures contract is a contract to buy or sell a specified amount of another currency at a future time for a fixed price.

           Options on financial futures contracts: The writer of an option on a financial futures contract agrees to assume a position in such financial futures contract having a specified price, if the purchaser exercises the option and thereby assumes the opposite position in the financial futures contract. If the option purchaser would assume the sale side of the futures contract upon exercise of the option, the option is commonly called a "put" option. If the option writer would assume the sale side, it is commonly called a "call" option. As with other types of options, the party that writes the option receives a premium for doing so, and the party that purchases an option pays a premium therefor. However, there is no exercise (or strike) price, as such. Rather, if the value of the futures contract moves against the writer of the option, so that the option is (or is likely to be) exercised, the option writer, in effect, has the obligation to pay those losses.

           More specifically, an option written by a Fund on a financial futures contract requires the Fund to pay any amount by which the fluctuating price of the underlying debt instrument or index exceeds (in the case of a call option) or is less than (in the case of a put option) the price specified in the futures contract to which the option relates. Therefore, if the price of the debt instrument or stock index on which the futures contract is based increases (in the case of a call option written by a Fund) or decreases (in the case of a put option written by a Fund), the Fund may incur losses that exceed the amount of the premium received by the Fund for writing the option.

           Stock index options: After payment of a specified premium at the time a stock index option is entered into, the purchaser of a stock index call option obtains the right to receive a sum of money upon exercise of the option equal to a multiple of the excess of a specified stock index on the exercise date over the exercise or "strike" price specified by the option. The purchaser of a put option obtains the right to receive a sum of money upon exercise of the option equal to a multiple of any excess of the strike price over the stock index. The writer of a call or put stock index option receives a premium, but has the obligation, upon exercise of the option, to pay a multiple of the difference between the index and the strike price. Thus, if the price of the stock index on which an index option is based increases (in the case of a call option written by a Fund) or decreases (in the case of a put option written by a Fund), the Fund may incur losses that exceed the premium it received for writing the option.

           Stock indexes for which options are currently traded include the Standard & Poor's 100 and Standard & Poor's 500 Indexes.

           Margin requirements for futures and options: When futures contracts are traded, both buyer and seller are required to post an initial margin of cash or U.S. Treasury Bills equaling as much as 5 to 10 percent or more of the contract settlement price. The nature of the margin requirements in futures transactions differs from traditional margin payments made in securities transactions in that margins for futures contracts do not involve the borrowing of funds by the customer to finance the transaction. Instead, a customer's margin on a futures contract represents a good faith deposit securing the customer's contractual obligations under the futures contract. If the market moves against the Trust, so that a Fund has a net loss on its outstanding futures contracts for a given day, the Fund generally will be required to post additional margin to that extent. The margin deposit is returned, assuming the Trust's obligations have been met, when the futures contract is terminated.

           Similar margin requirements will apply in connection with any transactions in which a Fund writes any options. This includes options on indexes and futures contracts, as well as other types of options.

           Certain risks: Financial futures, options thereon, and stock index options, if used by a Fund, will in most cases be based on securities or stock indexes the components of which are not identical to the portfolio securities owned or intended to be acquired by the Fund and in connection with which such instruments are used. Furthermore, due to supply and demand imbalances and other market factors, the price movements of financial futures, options thereon, and stock index options do not necessarily correspond exactly to the price movements of the securities, currencies, or stock index on which such instruments are based. These factors increase the difficulty of implementing a successful strategy using futures and options contracts.

           The Funds generally will not take delivery of debt instruments pursuant to purchasing an interest rate futures contract, nor make a delivery of debt instruments pursuant to selling an interest rate futures contract. Nor will the Funds necessarily take delivery of or deliver currencies in connection with currency futures contracts. Instead, a Fund will more typically close out such futures positions by entering into closing futures contract transactions. Similarly, a Fund may wish to close out an option on a futures contract or an option on an index by entering into an offsetting position in those instruments.

           Generally speaking, entering into closing transactions such as described immediately above would not affect gains and losses of the Fund resulting from market action prior to such closing transactions. Moreover, there is a risk that, at the time a Fund wishes to enter into such a closing transaction, trading in futures or options could be interrupted, for example, because of supply and demand imbalances arising from a lack of either buyers or sellers.

The futures and options exchanges also may suspend trading after the price has risen or fallen more than the maximum amount specified by the exchange. Exercise of options could also be restricted or delayed because of regulatory restrictions or other factors. Although the subadvisers will seek to avoid situations where these factors would be likely to cause a problem for the Trust, in some cases they could adversely affect particular Fund transactions in these instruments.

           Asset segregation requirement for certain futures and options positions: A Fund will maintain at all times in a segregated account with its custodian cash or high-grade liquid debt securities at least equal to the sum of the purchase prices of all of the Fund's open futures purchase positions, plus the current value of the securities underlying all of the Fund's open futures sales positions that are maintained for purposes other than bona fide hedging, plus the exercise price of all outstanding put options on futures contracts written by the Fund, minus the amount of margin deposits with respect thereto as marked to market each day.

18. Using Financial Futures, Options Thereon, and Stock Index Options for Certain Hedging-Type Strategies

           This Section 18. should be read against the background of the generally applicable information about options, futures and related risks that appears in Sections 15. and 17. above.

           This Section 18. covers all Funds, except the Growth & Income, Real Estate Equity, and Money Market Funds. Specifically, with those exceptions, all Funds may use exchange-traded financial futures contracts thereon, and, except for the Active Bond Fun, they also may purchase exchange-traded put or call options on stock indexes, for the purposes discussed below.

           It should be emphasized that none of the Funds is required to use any of these strategies, and doing so is not a principal investment strategy of any of the Portfolios. Therefore, it should not be assumed that any particular Fund will ever necessarily use any of these strategies to a significant extent.

           Hedging with financial futures contracts against market changes: All Funds covered by this Section 18. (except the Equity Index Fund) may use financial futures contracts as a hedge to protect against possible changes in interest rates and security prices.

           Thus, for example, to hedge against the possibility that interest rates or other factors may result in a general decline in prices of equity securities of a type owned by them, these Funds (other than the Equity Index
Fund) may sell stock index futures contracts. Similarly, to hedge against the possibility that increases in interest rates may adversely affect the market values of debt securities held by them, these Funds (other than the Equity Index and Large Cap Value CORE Funds) may enter into interest rate futures sale contracts.

           Establishing market exposure and managing cash flow with financial futures contracts: On the other hand, purchasing futures contracts could enable a Fund to take the approximate economic equivalent of a substantial position in bonds or equity securities. Thus, the following Funds may purchase and sell stock index and interest rate futures to maintain market exposure and manage cash flows: the Managed, Aggressive Balanced, Equity Index, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Growth, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Growth, Fundamental Mid Cap Growth, Mid Cap Blend, Mid Cap Value, Small/Mid Cap CORE, Small/Mid Cap Value, Small/Mid Cap Growth, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Market Equity, Short-Term Bond, Core Bond, Bond Index, Active Bond, Global Bond, and High Yield Bond Funds.

           Managing foreign currency exposure with foreign currency futures contracts: Any Fund may use foreign currency futures contracts to the same extent and in the same manner as it is authorized to use forward foreign exchange contracts in Section 6. above.

              Using options on futures contracts and options on stock indexes for the foregoing purposes: Each Fund that this Section 18. authorizes to use financial futures contracts also may purchase options on appropriate financial futures contracts and (except for the Active Bond Fund) stock indexes for any purpose and to the extent that it could use financial futures contracts as discussed above.

           Limitations on "long" positions for certain Funds: The Large Cap Value CORE Portfolio may not purchase financial futures contracts, except for currency futures. The following limitation applies to the Managed, Aggressive Balanced, Equity Index, Large Cap Aggressive Growth, Large/Mid Cap Value Fundamental Mid Cap Growth and Mid Cap Blend Funds. These Funds may purchase financial futures contracts, purchase call options on financial futures options or purchase call options on equity indexes only if (a) they intend to purchase securities (or, in the case of the Aggressive Balanced, Equity Index, Large Cap Aggressive Growth, Large/Mid Cap Value, Fundamental Mid Cap Growth, and Mid Cap Blend Funds, wish to establish or maintain market exposure to securities that the Fund would be authorized to purchase) and (b) the values of such securities are expected to change by approximately the same amount as the value of the futures or options contracts being used to hedge them.

           Risks of hedging-type strategies: If, after a Fund establishes a hedge position, the value of the securities or currencies being hedged moves in the opposite direction from that anticipated, the Fund as a whole will perform less well than it would have had it not entered into the futures or option transaction.

           The success of the Funds in using hedging-type techniques depends, among other things, on the subadviser's ability to predict the direction and volatility of price movements in the futures or options markets, as well as the securities markets and, in some cases, currency markets, and on the subadviser's ability to select the proper type, time and duration of option or futures contracts. Certain of the subadvisers have limited experience in utilizing these hedging-type techniques, and there can be no assurance that these techniques will produce their intended result.

           The prices of the futures and options contracts used for hedging-type strategies may not vary as contemplated in relation to changes in the price of the securities or currencies being hedged. Accordingly, there is a risk that transactions in these instruments, if used by a Fund, may not in fact offset the impact of adverse market developments in the manner or to the extent contemplated or that such transactions may result in losses to the Fund which would not be offset by gains with respect to corresponding portfolio securities owned or to be purchased by that Fund. Hedging-type transactions also may be more, rather than less, favorable to a Fund than originally anticipated.

19.        Using Options and Futures In Potentially More Aggressive Strategies

           This Section 19. should be read against the background of the generally applicable information about options, futures, and related risks that appears in Section 15., 17. and 18. above.

           This Section 19. applies only to the Managed, Aggressive Balanced, Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, Small/Mid Cap Growth, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Emerging Markets Equity, Short-Term Bond, Bond Index, Global Bond, and High Yield Bond Funds. The option and futures strategies discussed in this Section are in addition to those discussed for those (and other) Funds in Sections 7., 8., 16., and 18. above.

           Writing certain types of options: The Managed, Aggressive Balanced, Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, , Small/Mid Cap Growth, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Emerging Markets Equity, Short-Term Bond, Bond Index, Global Bond, and High Yield Bond Funds may write "covered" put options on securities. In addition, the Managed, Aggressive Balanced, Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, , Small/Mid Cap Growth, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Short-Term Bond, Bond Index, Global Bond, and High Yield Bond Funds may also write covered put and call options on indexes composed of securities in which the Fund may invest. Such index options may be written in any manner that the Fund in question is authorized to write options on specific securities it owns.

              A put option written by a Fund will be deemed to be "covered" if the Fund maintains in a segregated account with its custodian cash, U.S. Government securities or other high-grade liquid debt securities with a value at all times at least equal to the exercise price of the put. Put and call options written by Funds will also be considered to be "covered" to the extent that the Fund's liabilities under these options are fully offset by its rights under put or call options purchased by the Fund.

           Purchasing certain types of options. The Managed, Aggressive Balanced, Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Emerging Markets Equity, , Global Bond, and High Yield Bond Funds may purchase put and call options on securities in which it may invest, without specific restriction as to the circumstances of such purchases. Similarly, each of these Funds, as well as the Small/Mid Cap Growth and Short-Term Bond Funds, may purchase put and call options on indexes composed of securities in which the Fund may invest, without specific restriction on the circumstances of such purchases.

           Option purchases of the type covered in the preceding paragraph would have to be consistent with the Fund's investment objective. Also, each of the above-listed Funds is subject to the limitation on certain futures and options transactions described in Section 20.

           Using options traded over-the-counter or on foreign exchanges: The Managed, Aggressive Balanced, Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, Small/Mid Cap Growth, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Emerging Markets Equity, Short-Term Bond, Bond Index, Global Bond, and High Yield Bond Funds may also use options on securities and options on indexes that are traded "over-the-counter" or on foreign exchanges, in any manner that they would be permitted to use such options that were traded on domestic exchanges. These Funds will engage in over-the-counter options only with member banks of the Federal Reserve System and primary dealers in U.S. Government securities. These Funds will treat over-the-counter options they have purchased and assets used to cover over-the-counter options they have written as illiquid securities. However, with respect to options written with primary dealers in U.S. Government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to the formula price.

           Using futures contracts and options on futures contracts for certain purposes: The Managed, Aggressive Balanced, American Leaders Large Cap Value, Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, Small/Mid Cap Value, Small/Mid Cap Growth, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Emerging Markets Equity, Short-Term Bond, Bond Index, Active Bond, Core Bond, Global Bond, and High Yield Bond Funds may use futures contracts on securities or on market indexes, and options on such futures contracts, without specific restriction on the purposes of such transactions. Nevertheless, such transactions would have to be consistent with the Fund's investment objective.

           There is no specific overall limit on the amount of the assets these Funds may devote to financial futures contracts and options thereon, even if such contracts are not limited to hedging-type transactions. Nevertheless (except through the purchase of options, as discussed below) the Funds will not use these techniques for purpose of "leveraging" the Fund's exposure to the securities underlying any futures contract or option thereon or its exposure to foreign currencies. Although this limitation does not apply to options on futures contracts that are purchased by a Fund, the total amount of premiums paid by a Fund for such options that are not used for bona fide hedging is (pursuant to the restrictions set forth in Section 20. below) limited to 5% of the Fund's net assets.

           Risks of potentially more aggressive options and futures strategies:
As outlined above, the Funds discussed in this Section 19. may engage in types of options and futures transactions not permitted to the other Funds, including over-the-counter options, writing covered put options, and more types of transactions that are not solely for hedging-type purposes or that other may be more speculative. Also, even as to options and futures transactions of a type that are permitted to other Funds, these Funds are, in certain cases, not as limited regarding the amount of their assets that may be so employed. Accordingly, to the extent that these Funds exercise their broader authority to enter into options and futures transactions, they may incur greater risks than the other Funds.

20.        Limiting the Funds' Exposure to Certain Futures and Option
           Transactions.

           The Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Small Cap Value, and International Opportunities Funds will not enter into any financial futures contract or purchase any option thereon, if, immediately thereafter, the total amount of its assets required by commodities exchanges to be on deposit as margin to secure its obligations under futures contracts, plus the amount of premiums paid by the Fund for outstanding options to purchase futures contracts, exceeds 5% of the market value of the Fund's total assets.

           The following limitation applies to all of the Funds that can invest in financial futures contracts or options thereon, other than the Equity Index, Large Cap Value, Large Cap Growth, Mid Cap Value, Small Cap Value and International Opportunities Funds: No such other Fund may purchase, sell or write futures contracts or options thereon other than for "bonafide" hedging purposes (as defined by the U.S. Commodity Futures Trading Commission) if immediately thereafter the Fund's initial margin deposits on such outstanding non-hedging futures and options positions, plus the amount of premiums paid by the Fund for such outstanding non-hedging options on futures contracts, exceeds 5% of the market value of the Fund's net assets. For the purpose of this calculation, any amount by which an option is "in the money" at the time of its purchase is excluded from the premium paid therefor.

           Nor will any of the Large Cap Value, Large Cap Value CORE, Large Cap Growth, Mid Cap Value, Small Cap Value or International Equity Funds enter into any transaction in interest rate, stock index or currency futures, or options thereon, or stock index options, if the value of the securities being hedged by all of such instruments would immediately thereafter be more than one-third of the value of the Fund's total assets. Nor will any Fund consider as "hedging" any transaction that is intended to leverage the Fund's investment exposure to the type of security being hedged or to leverage the Fund's currency exposure.

21.        Using Other Types of Derivative Instruments

           The Global Balanced, International Equity Index, and High Yield Bond Funds may engage in "swap" transactions (specifically interest rate, currency and index swaps) and in the purchase or sale of related "caps," "floors," or "collars." The Emerging Markets Equity Fund may also engage in those transactions and, in addition, may engage in equity swap transactions. The Managed and Aggressive Balanced Funds may each invest up to 10% of the respective Fund's total assets (at the time the swap is entered into) in currency and equity swaps for hedging purposes or for currency management strategies as discussed in Section 6 above. The International Equity Fund may invest up to 10% of its total assets (at the time the swap is entered into) in currency and equity swaps, although it will use currency swaps only for hedging purposes. The Global Bond Fund may also use these derivative instruments, but only for currency management strategies as discussed in Section 6. above.

           The nature and risks of these types of transactions are discussed further in the paragraphs that follow.

           Interest rate swaps: In a typical interest rate swap agreement, one party agrees to make payments equal to a floating interest rate on a specified amount (the "notional amount") in return for payments equal to a fixed interest rate on the same amount for a specified period. If a swap agreement provides for payments in different currencies, the parties might agree to exchange the notional amount as well.

           Provided the contract so permits, a Fund will usually enter into swaps on a "net" basis: that is, the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.

           Interest rate caps, floors and collars: The purchaser of an interest rate cap or floor, upon payment of a fee, has the right to receive payments (and the seller of the cap is obligated to make payments) to the extent a specified interest rate exceeds (in the case of a cap) or is less than (in the case of a floor) a specified level over a specified period of time or at specified dates. The purchaser of an interest rate collar, upon payment of a fee, has the right to receive payments (and the seller of the collar is obligated to make payments) to the extent that a specified interest rate falls outside an agreed upon range over a specified period of time or at specified dates.

              Currency, index and equity swaps, caps, floors and collars:
Currency, index, and equity swaps, caps, floors, and collars are similar to those for interest rates described in the two preceding paragraphs above, except that, rather than being determined by variations in specified interest rates, the obligations of the parties are determined by variations in a specified currency, interest rate index, or equity index, as the case may be.

           Risks and purposes of these other derivatives: The amount of a Fund's potential gain or loss on any swap transaction is not subject to any fixed limit. Nor is there any fixed limit on the Fund's potential loss if it sells a cap, floor or collar. If a Fund buys a cap, floor or collar, however, the Fund's potential loss is limited to the amount of the fee that it has paid.

           Swaps, caps, floors and collars tend to be more volatile than many other types of investments. Nevertheless, a Fund will use these techniques only as a risk management tool and not for purposes of leveraging the Fund's market exposure or its exposure to changing interest rates, security values or currency values. Rather, a Fund will use these transactions only to preserve a return or spread on a particular investment or portion of its investments, to protect against currency fluctuations, as a duration management technique, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date, or to gain exposure to certain markets in the most economical way possible. Nor will a Fund sell interest rate caps, floors or collars if it does not own securities providing the interest that the Fund may be required to pay under such derivative instruments. Finally, of course, a Fund may use these derivative instruments only in ways that are consistent with its investment objective.

           The use of swaps, caps, floors and collars involves investment techniques and risks different from those associated with other portfolio security transactions. If the subadviser is incorrect in its forecasts of market values, interest rates, currency rates and other applicable factors, the investment performance of a Fund will be less favorable than if these techniques had not been used.

           These instruments are typically not traded on exchanges. Accordingly, there is a heightened risk that the other party to certain of these instruments will not perform its obligations to the Fund. None of the Funds will enter into any swap, cap, floor, or collar, unless the other party to the transaction is deemed creditworthy by the subadviser.

           There also is a risk that a Fund may be unable to enter into offsetting positions to terminate its exposure or liquidate its investment under certain of these instruments when it wishes to do so. Such occurrences could result in losses to the Fund. In recent years, the swap market has become relatively liquid. Caps, floors and collars are more recent innovations for which standardized documentation has not yet been fully developed and, for that reason, they are less liquid than swaps.

           The liquidity of swaps, caps, floors and collars will be determined by the subadviser based on various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the instrument (including any demand or tender features) and (5) the nature of the marketplace for trades (including the ability to assign or offset a Fund's rights and obligations relating to the investment). Such determinations will govern whether the instrument will be deemed within the Fund's 15% restriction on investments in securities that are not readily marketable.

           Segregation requirements for these derivatives: Each Fund will maintain cash or liquid high grade debt securities in a segregated account with its custodian in an amount sufficient at all times to cover its current obligations under swaps, caps, floors and collars. If a Fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If a Fund enters into a swap agreement on other than a net basis, or sells a cap, floor or collar, it will segregate assets with a daily value at least equal to the full amount of the Fund's accrued obligations under the agreement.

22.        Investing in Other Investment Companies

           Each Fund may invest up to 10% of its total assets in shares of other investment companies investing exclusively in securities in which that Fund may otherwise invest. As a shareholder in an investment company, a Fund would bear its ratable share of that investment company's expenses, including advisory and administration fees, except as specifically stated otherwise in the paragraphs that follow.

           Using other investment companies to gain exposure to certain foreign securities: Because of restrictions on direct investment by U.S. entities in certain countries, other investment companies may provide the most practical (or only way) for a Fund to invest in certain markets. Such investments may involve the payment of substantial premiums above the net asset value of those investment companies' portfolio securities and are subject to limitations under the Investment Company Act of 1940. A Fund also may incur tax liability to the extent it invests in the stock of a foreign issuer that is a "passive foreign investment company," regardless of whether such "passive foreign investment company" makes distributions to the Fund.

           The Emerging Markets Equity Fund is the most likely to make significant investments in other investment companies to gain exposure to foreign securities; and John Hancock and the subadviser have agreed to waive their own management fees with respect to the portion of that Fund's assets invested in other open-end (but not closed-end) investment companies. (An "open end" company is one whose shares are freely redeemable. A "closed end" company is one whose shares can generally be disposed of only in market transactions, as opposed to redemptions.)

           The International Equity Index Fund is likely to invest in closed-end investment companies known as "country funds" or passive foreign investment companies. The International Equity Fund may also purchase shares of investment companies investing primarily in foreign securities, including country funds.

           The Large Cap Value CORE and International Equity Funds may invest in World Equity Benchmark Shares ("WEBS") and other investment company securities that represent a similar interest in securities included in a foreign securities index. (These securities are similar in structure to the SPDR's discussed below.)

           Investing in Standard & Poor's Depository Receipts (SPDR's): The Equity Index, American Leaders Large Cap Value, Large Cap Value CORE, and Small/Mid Cap CORE Funds may, consistent with their investment objectives, purchase Standard & Poor's Depository Receipts ("SPDRs"). SPDRs are American Stock Exchange-traded securities that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500. This trust is a regulated investment company that is sponsored by a subsidiary of the American Stock Exchange. SPDRs may be used for several reasons, including but not limited to: facilitating the handling of cash flows or trading, or reducing transaction costs.

           Investing in money market fund shares: A Fund may also invest in money market funds managed by its subadviser in reliance upon an exemptive order received by its subadviser from the SEC. Such exemptive orders may permit funds managed by the subadviser to invest in money market funds managed by it, to an extent in excess of amounts otherwise permitted by the Investment Company Act. The subadviser to the Mid Cap Growth Fund will remit the fees it receives from money market funds it manages, to the extent such fees are based on the Mid Cap Growth Fund's assets, to the Mid Cap Growth Fund. Nor are the Large Cap Value and International Opportunities Funds charged any investment management fees for investments in money market funds managed by their subadvisers.

23.        Purchasing "When Issued" Securities and Forward Commitments

           All Funds (other than the Growth & Income and Money Market Funds) may purchase securities on a when issued or delayed delivery basis. When such transactions are negotiated, the price of such securities is fixed at the time of commitment, but delivery and payment for the securities may take place a month or more after the date of the commitment to purchase. The securities so purchased are subject to market fluctuations, and no interest accrues to the purchaser during this period.

           In addition, these Funds may make contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments"), because new issues of securities are typically offered to investors on that basis. Forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date. This risk is in addition to the risk of decline in value of the Fund's other assets. Although a Fund will enter into such contracts with the intention of acquiring the securities, the Fund may dispose of a commitment prior to settlement if its subadviser deems it appropriate to do so.

           Asset segregation requirement for these transactions. Each Fund will maintain in a segregated account with its custodian cash or liquid high grade debt securities that at all times equal the amount of its when issued and forward commitments.

24.        Short-Term Trading

           All Funds can use short-term trading of securities as a means of managing their portfolios to achieve their investment objectives. As used herein, "short-term trading" means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time, in some instances for less than three months. A Fund may engage in short-term trading to the extent that the subadviser believes the transactions, net of costs (including commissions, if any), will benefit the Fund. Generally speaking, short-term trading can be expected to generate expenses for a Fund that would not be incurred by a Fund that did not engage in that practice.

25.        Entering Into Repurchase Agreements

           All of the Funds may enter into repurchase agreements.

           A repurchase agreement is a contract under which a Fund would acquire a security for a relatively short period (e.g., 7 days), subject to the seller's obligation to repurchase the security at a fixed time and price (representing the Fund's cost plus interest). Repurchase agreements will be entered into only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities.

           The Managed, Aggressive Balanced, Growth & Income, Large Cap Growth, Real Estate Equity, Active Bond and Money Market Funds may not invest in repurchase agreements maturing in more than 7 days. No other Fund will invest in repurchase agreements maturing in more than 7 days if that investment, together with any other investments deemed "illiquid," would exceed 15% of the Fund's net assets.

           Each Fund has a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian or sub-custodian, either physically or in book-entry form, and that the collateral must be marked-to-market daily to ensure that each repurchase agreement is fully "collateralized" at all times. In the event of a bankruptcy or other default by a seller of a repurchase agreement, however, the Fund could experience delays in liquidating the underlying securities and could experience losses (including the possible decline in the value of the underlying securities during the period while the Fund seeks to enforce its rights thereto, possible subnormal levels of income and lack of access to income during this period, and expenses of enforcing its rights).

26.        Participating in Joint Trading Accounts

           John Hancock has established a "joint trading account" that all Funds, in the discretion of their subadvisers, can use to invest relatively small amounts of cash on a more favorable basis than they could do individually. John Hancock is responsible for investing the aggregate cash balances in the joint trading account into one or more repurchase agreements, as described in
Section 25. above, or in other money market instruments. The joint trading account was established pursuant to an order of the SEC and the following Funds regularly participate in it: the Managed, Aggressive Balanced, Growth & Income, Large Cap Growth, Large/Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Small Cap Value, International Equity Index, High Yield Bond and Money Market Funds.

           Each Fund is also free to participate in any similar joint trading account that their subadviser operates for mutual fund assets managed by it. These other joint trading accounts would be operated pursuant to their own SEC exemptive orders, and the following Funds currently participate in such other joint trading accounts: the Large Cap Value CORE, Mid Cap Growth, Small/Mid Cap CORE, Small/Mid Cap Growth, Small Cap Growth, International Equity, and Active Bond Funds.

           In each case, the subadviser that operates one of these joint trading accounts is responsible for ensuring that all repurchase agreements acquired through these accounts are at all times fully collateralized.

27.        Lending of Fund Securities

           In order to generate additional income, all Funds may, and most do, lend securities from their portfolios to brokers, dealers and financial institutions such as banks and trust companies. Such loans will be secured by collateral consisting of cash or U.S. Government securities, which will be maintained in an amount equal to at least 100% of the current market value of the loaned securities. During the period of the loan, the Fund receives the income (if any) on the loaned securities, as well as additional compensation for making the loan. Cash collateral may be invested in short-term securities, which will increase the current income of the Fund. Such loans will not be for more than 60 days and will be terminable by the Fund at any time. The Fund will have the right to regain record ownership of loaned securities in order to exercise rights of a holder thereof including receiving interest or other distributions or exercising voting rights. The Fund may pay reasonable fees to persons unaffiliated with the Fund for services in arranging such loans.

           Lending of portfolio securities involves a risk of failure by the borrower to return the loaned securities, in which event the Fund may incur a loss. However, most of the Funds' loans of securities are pursuant to an arrangement with State Street Bank & Trust Company, the Trust's primary custodian. Under these arrangements, State Street Bank & Trust Company guarantees the Trust against any loss or damages that any Fund incurs as a result of the borrower failing to return the Fund's securities in accordance with the terms of the loan. No Fund will lend portfolio securities having a total value in excess of 33 1/3% of its total assets.

28.        Using Reverse Repurchase Agreements and Mortgage "Dollar Rolls"

           The Short-Term Bond and Money Market Funds may enter into reverse repurchase agreements to facilitate portfolio liquidity, a practice common in the mutual fund industry, or for arbitrage transactions (discussed below). In a reverse repurchase agreement, the Fund sells a security and enters into an agreement to repurchase the security at a specified future date, but at a lower price. The Fund generally retains the right to interest and principal payments on the security, as well as use of the proceeds while the repurchase agreement is outstanding.

           The Managed, Aggressive Balanced, Short-Term Bond, Bond Index, Core Bond, Active Bond, and Global Bond Funds may enter into mortgage dollar rolls, in which the Fund sells mortgage-backed securities for delivery in the current month and simultaneously contracts to purchase substantially similar securities at a specified future date and price. While the Fund foregoes principal and interest paid on the mortgage-backed securities during the "roll" period, the Fund is compensated by the difference between the current sale price and the lower price for the future purchase as well as by any return earned on the proceeds of the initial sale.

           The mortgage dollar rolls and reverse repurchase agreements entered into by a Fund may be used as arbitrage transactions in which the Fund will maintain an offsetting position in investment-grade debt obligations or repurchase agreements that mature on or before the settlement date of the related mortgage dollar roll or reverse repurchase agreement. Since the Fund will receive interest on the securities or repurchase agreements in which it invests the transaction proceeds, such transactions could be considered to involve leverage. However, since such securities or repurchase agreements will be high quality and will mature on or before the settlement date of the mortgage dollar roll or reverse repurchase agreement, the Trust does not believe that such arbitrage transactions present the risks to the Fund that are associated with other types of leverage.

           Asset segregation requirements for reverse repurchase agreements and mortgage dollar rolls: Each Fund will set aside in a segregated account with its custodian liquid assets that at all times are at least equal to its obligations under outstanding reverse repurchase agreements and mortgage dollar rolls it has entered into.

29.        Investing in Rule 144A and Illiquid Securities

           All Funds, other than the Growth & Income, Large Cap Growth and Real Estate Equity Funds, may purchase unregistered securities that are eligible for resale to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933. Case-by-case determinations are made whether each issue of Rule 144A securities owned by the Fund is an illiquid security.

           If illiquid, a Rule 144A security may not be purchased by the Money Market Fund. Nor may the Money Market Fund purchase any other investments that are deemed to be illiquid, if the total of all its illiquid assets would be more than 10% of its net assets. Each Fund other than the Money Market Fund, however, may purchase illiquid Rule 144A securities, or other illiquid assets if, and only if, the total of all the Fund's illiquid assets would not thereby be made to exceed 15% of the Fund's net assets.


                 THE FUNDS' FUNDAMENTAL INVESTMENT RESTRICTIONS

           The Funds' investment objectives and strategies may, in general, be changed without the approval of shareholders.

In a few cases, however, the Investment Company Act requires such approval. In addition, the Trust has adopted as "fundamental" the below-listed restrictions relating to the investment of each Fund's assets. That these restrictions are "fundamental" policies means that they may not be changed for any Fund without the approval of a majority of the outstanding voting shares of each affected Fund. (The term "majority of the outstanding voting shares" means the lesser of (1) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (2) more than 50% of the outstanding shares.)

           To the extent the Trust's prospectus or this Statement of Additional Information anywhere sets forth investment restrictions more restrictive than the fundamental restrictions described below, the more restrictive limitation controls; but any such more restrictive limitation may be changed without any shareholder approval, subject to the below fundamental restrictions.

           As a matter of fundamental policy, no Fund will:

           (1) Purchase real estate or any interest therein, except through the purchase of corporate or certain government securities (including securities secured by a mortgage or a leasehold interest or other interest in real estate). A security issued by a real estate or mortgage investment trust or an interest in a pool of real estate mortgage loans is not treated as an interest in real estate. Investments of the type permitted in the Real Estate Equity Fund are not deemed interests in real estate for the purposes of this restriction.

           (2) Make loans, other than through the acquisition of obligations in which the Fund may invest consistent with its objective and investment policies, except that each Fund may lend portfolio securities not having a value in excess of 33 1/3% of the Fund's total assets.

           (3) Invest in commodities or in commodity contracts or in puts, calls or a combination of both, except that

               (A) the Managed, Aggressive Balanced, Equity Index, Large Cap Value, American Leaders Large Cap Value, Large Cap Growth, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Value, Mid Cap Growth, Fundamental Mid Cap Growth, Mid Cap Blend, Small/Mid Cap Value, Small/Mid Cap Growth, Small/Mid Cap CORE, Small Cap Value, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Short-Term Bond, Core Bond, Bond Index, Global Bond, and High Yield Bond Funds may

                               (i) write call options on, and purchase put options covered by, securities held by them and purchase and sell options to close out positions thus established, provided that no such covered call or put option position will be established in the Large Cap Growth Fund if more than one-third of the Fund's total assets would immediately thereafter be subject to such call and put options,

                               (ii) purchase options on stock indexes and write such options to close out positions previously established, and

                               (iii) enter into financial futures contracts or
                     purchase options on such contracts, and effect offsetting transactions to close out such positions previously established; provided that, (a) as to the Large Cap Value, Large Cap Growth, Mid Cap Value, and Small Cap Value Funds, no position in financial futures, options thereon or options on securities indexes will be established if, immediately thereafter, the then-current aggregate value of all securities owned or to be acquired by the Fund which are hedged by such instruments exceeds one-third of the value of its total assets and (b) as to such Funds, and as to the Equity Index and International Opportunities Funds, no futures position or position in options on futures will be established if, immediately thereafter, the total of the initial margin deposits required by commodities exchanges with respect to all open futures positions at the time such positions were established, plus the sum of the premiums paid for all unexpired options on futures contracts would exceed 5% of the Fund's total assets;

                     (B) with respect to the Managed, Aggressive Balanced, Equity Index, Large Cap Value, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Value, Mid Cap Growth, Fundamental Mid Cap Growth, Mid Cap Blend, Small/Mid Cap Value, Small/Mid Cap Growth, Small/Mid Cap CORE, Small Cap Value, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Short-Term Bond, Bond Index, Active Bond, Core Bond, Global Bond, and High Yield Bond Funds, forward foreign exchange contracts, forward commitments, and when issued securities are not deemed to be commodities or commodity contracts or puts or calls for the purposes of this restriction;

                     (C) the Managed, Aggressive Balanced, Mid Cap Growth, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Small/Mid Cap Growth, Small/Mid Cap CORE, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, Emerging Markets Equity, Short-Term Bond, Bond Index, Global Bond, and High Yield Bond Funds may, in addition to the activities permitted in (A) and (B) above,

                               (i) write put and call options on securities and market indexes, if such positions are covered by other securities or outstanding put and call positions of the Fund, and purchase put and call options to close out any positions thus established, and

                               (ii) enter into futures contracts on securities
                     or market indexes, or purchase or write put or call options on such futures contracts, for hedging or speculative (non-hedging) purposes, and enter into offsetting transactions to close out any positions thus established; provided that none of these Funds may purchase, sell or write such futures or options other than for bona fide hedging purposes if immediately thereafter the Fund's margin deposits on such non-hedging positions, plus the amount of premiums paid for outstanding options on futures contracts that are not for bona fide hedging purposes (less any amount by which any such option is "in the money" at the time of purchase) exceeds 5% of the market value of the Fund's net assets;

                     (D) the Active Bond and Core Bond Funds may enter into futures contracts and purchase or write options thereon to the same extent as is permitted in (C), above, with respect to the Funds listed therein; and

                     (E) the Managed, Aggressive Balanced, Equity Index, Large Cap Value, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Value, Mid Cap Growth, Fundamental Growth, Mid Cap Blend, Small/Mid Cap Value, Small/Mid Cap CORE, Small Cap Value, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Core Bond, Global Bond, and High Yield Bond Funds may purchase or write put or call options on foreign currencies, may purchase put or call options on securities, and may enter into closing transactions with respect to any of such options.

           (4) Engage in the underwriting of securities of other issuers, except to the extent the Fund may be deemed an underwriter in selling as part of an offering registered under the Securities Act of 1933 securities which it has acquired.

           (5) Borrow money, except from banks as a temporary measure where such borrowings would not exceed 5% of the market value of total assets of the Fund as of the time each such borrowing is made, or 10% as to the Aggressive Balanced, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Fundamental Growth, Mid Cap Blend, Small/Mid Cap Value, Small/Mid Cap CORE, Global Equity, International Equity Index, International Equity, Emerging Markets Equity, Bond Index, Core Bond and High Yield Bond Funds, subject to a non-fundamental policy that none of these Funds will make additional investments at any time when such borrowings plus any amounts payable by the Fund under reverse repurchase agreements exceed 5% of that Fund's total assets.

           (6) Except as set forth in the following sentence, neither the Managed and Active Bond Funds, nor the Growth & Income, Large Cap Growth, Real Estate Equity, or Money Market Funds may purchase securities which are subject to legal or contractual delays in or restrictions on resale. The Managed and Active Bond Funds may, however, purchase restricted securities, including those eligible for resale to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933, subject to a non fundamental restriction limiting all illiquid securities held by each Fund to not more than 15% of the Trust's net assets.

           (7) Purchase securities on margin, except for short-term credits as may be necessary for the clearance of purchases or sales of securities, or effect a short sale of any security. Neither the use of futures contracts as permitted by restriction (3), above nor the use of option contracts as permitted by restriction (3) above, shall be deemed to be the purchase of a security on margin.

           (8) Invest for the purpose of exercising control over or management of any company.

           (9) Unless received as a dividend or as a result of an offer of exchange approved by the Securities and Exchange Commission ("SEC") or of a plan of reorganization, purchase or otherwise acquire any security issued by an investment company if the Fund would immediately thereafter own (a) more than 3% of the outstanding voting stock of the investment company, (b) securities of the investment company having an aggregate value in excess of 5% of the Fund's total assets, (c) securities of investment companies having an aggregate value in excess of 10% of the Fund's total assets, or (d) together with investment companies having the same investment adviser as the Fund (and companies controlled by such investment companies), more than 10% of the outstanding voting stock of any registered closed-end investment company. A real estate or mortgage investment trust is not considered an investment company. This restriction (9) does not apply to the Aggressive Balanced, Equity Index, Large Cap Value, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Value, Mid Cap Growth, Fundamental Growth, Mid Cap Blend, Small/Mid Cap Value, Small/Mid Cap CORE, Small Cap Value, Small Cap Growth, Global Equity, International Equity, Global Balanced, International Opportunities, Emerging Markets Equity, Bond Index, Core Bond, Global Bond, or High Yield Bond Funds.

           (10) Purchase securities of any issuer, if (a) with respect to 75% of the market value of its total assets, more than 5% of the Fund's total assets taken at market value would at the time be invested in the securities of such issuer, unless such issuer is the United States Government or its agency or instrumentality, or (b) such purchase would result in more than 10% of the outstanding voting securities of such issuer being held by the Fund. This restriction (10) does not apply to the Large Cap Aggressive Growth, Mid Cap Growth or Global Balanced Funds.

           (11) Issue senior securities. For the purposes of this restriction, the following shall not be deemed to be the issuance of a senior security: the use of futures contracts as permitted by restriction (3), above; the use of option contracts as permitted by restriction (3), above; and the use of foreign currency contracts.

           The Aggressive Balanced, Equity Index, Large Cap Value, American Leaders Large Cap Value, Large Cap Value CORE, Large Cap Aggressive Growth, Large/Mid Cap Value, Mid Cap Value, Mid Cap Growth, Fundamental Mid Cap Growth, Mid Cap Blend, Small/Mid Cap Value, Small/Mid Cap Growth, Small/Mid Cap CORE, Small Cap Value, Small Cap Growth, Global Equity, Global Balanced, International Equity Index, International Equity, International Opportunities, Emerging Markets Equity, Short-Term Bond, Bond Index, Active Bond, Core Bond, Global Bond, and High Yield Bond Funds will not purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after such purchase, the value of the Trust's investments in such industry would exceed 25% of its total assets taken at market value. For the purpose of this restriction, telephone, water, gas and electric public utilities are each regarded as separate industries, and wholly-owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parent. In conformity with its understanding of current interpretations of the Investment Company Act by the staff of the SEC, the Trust, as a non-fundamental policy, interprets this limitation not to apply to securities issued by the Federal government, or state and local governments within the U.S., or political subdivisions thereof; but this exception does not apply to securities of foreign government entities. If these interpretations change, however, the Trust may modify its practices to conform to such changes.

           For purposes of any restrictions or limitation to which the Trust is subject, no Fund, by entering into any futures contract or acquiring or writing any option thereon or on any security or market index, shall be deemed

           (1) to have acquired or invested in any securities of any exchange or clearing corporation for any such instrument or

           (2) to have acquired or invested in any debt obligations or in any stocks comprising indexes on which such instrument is based, but which the Fund does not hold directly in its portfolio.


                   BOARD OF TRUSTEES AND OFFICERS OF THE TRUST

           The Board of Trustees of the Trust is responsible for overall management of the Trust. The Board may exercise all powers of the Trust, except those powers which are conferred solely upon or reserved to the shareholders. The following table provides information about the members of the Board of Trustees and the officers of the Trust:

Name, Address and Age                  Positions Held With Trust            Principal Occupation(s) During Past Five Years
---------------------                  -------------------------            ----------------------------------------------
Michele G. Van Leer* (age 42)                                               Senior Vice President, Product Management, John Hancock
John Hancock Place                       Chairman and Trustee               Life Insurance Company; President & Director, John
Boston, Massachusetts 02117                                                 Hancock Variable Life Insurance Company

                                                                            Senior Vice President, Product Management, John Hancock
                                                                            Life Insurance Company; President & Director, John
                                                                            Hancock Variable Life Insurance Company

Thomas J. Lee* (age 45)                  Vice Chairman, President and       Vice President, Life and Annuity Services, John Hancock
John Hancock Place                       Trustee                            Life Insurance Company; Director, John Hancock Variable
Boston, Massachusetts 02117                                                 Life Insurance Company

Name, Address and Age                  Positions Held With Trust            Principal Occupation(s) During Past Five Years
---------------------                  -------------------------            ----------------------------------------------
Elizabeth G. Cook (age 62)               Trustee                            Expressive Arts Therapist, Dana-Farber Cancer
85 East India Row                                                           Institute; President, The Advertising Club of Greater
Boston, Massachusetts 02110                                                 Boston

Diane C. Kessler (age 53)                Trustee                            Executive Director, Massachusetts Council of Churches
325 Parker Street
Newton Centre
Massachusetts 02159

Robert Verdonck (age 54)                 Trustee                            President and Chief Executive Officer, East Boston
One Bennington Street                                                       Savings Bank
East Boston
Massachusetts 02128

Hassell H. McClellan (age 54)            Trustee                            Professor and Graduate Dean, The Graduate School of the
Boston College                                                              Wallace E. Carroll School of Management, Boston College
Graduate School of Management
Fulton 320
140 Commonwealth Avenue
Chestnut Hill, Massachusetts
02467

Raymond F. Skiba (age 54)                Treasurer                          Director, Fund Operations, John Hancock Life Insurance
John Hancock Place                                                          Company
Boston, Massachusetts 02117

Karen Q. Visconti (age 47)               Secretary                          Senior Marketing Consultant,
John Hancock Place                                                          Life Product Management
Boston, Massachusetts  02117

* Ms. Van Leer and Mr. Lee are the only Trustees who are "interested persons" as defined in the Investment Company Act. They also constitute the Trust's Executive Committee. The Executive Committee may from time to time be delegated power to act on behalf of the Board of Trustees, except with repect to declarations of dividends or distributions, recommendations to the shareholders on actions requiring shareholder approval, changes to the Trust's bylaws, or mergers or share exchanges which do not require shareholder approval.

           Certain members of the Trust's Board of Trustees may own either variable annuity contracts or variable life insurance policies that are supported by one of the Separate Accounts and, in that sense, have an interest in shares of the Trust.

The combined interest of all the Trust's officers and Trustees, however, does not aggregate as much as 1% of any Fund's net assets.

           Compensation paid by the Trust to its current disinterested Trustees during 1999 was as follows:

                    Ms. Cook                 $46,600.00
                    Ms. Kessler              $30,550.00
                    Mr. Verdonk              $30,250.00

The Trust paid no compensation to any other officer or Trustee.

                        INVESTMENT ADVISORY ARRANGEMENTS

The Trust's Investment Advisory Arrangements With John Hancock

           John Hancock, the Trust's investment adviser, is a Massachusetts corporation. Until February 1, 2000, John Hancock was a mutual life insurance company. Now, it is a subsidiary of John Hancock Financial Services, Inc., a publicly-traded holding company. John Hancock provides advisory services to the Fund pursuant to several investment advisory agreements. Each Fund is party to one of these investment advisory agreements with John Hancock.

           The Trust pays John Hancock investment advisory fees at the following rates:

                                                                  John Hancock's Investment Advisory Fee
                                                                  as an Annual Percentage of Each Portion
Fund                                                              of the Fund's Average Daily Net Assets
----                                                              --------------------------------------
Managed                                    .40% of first $500 million; .35% of next $500 million; .30% above $1 billion
Large Cap Growth

Growth & Income                            .25%

Aggressive Balanced                        .675% of first $250 million; .625% of next $250 million; .60% above $500 million

Large Cap Value CORE                       .75% of first $50 million; .65% 0f next $150 million; .60% above $200 million

American Leaders Large Cap Value           .80% of first $50 million; .65% of next $200 million; .60% of next $250 million;
                                           .55% above $500 million

Large Cap Aggressive Growth                1.00% of first $10 million; .875% of next $10 million; .75% above $20 million

Active Bond                                .25%

Money Market                               .25%

Small Cap Growth                           .75%

Large Cap Value                            .75% of first $100 million; .70% of next $150 million; .65% above $250 million

Equity Index                               .15% of first $75 million; .14% of next $50 million; .13% above $125 million

Large/Mid Cap Value                        .95% of first $25 million; .85% of next $25 million; .75%  of next $50 million; 65%
                                           above $100 million

Small Cap Value                            .80% of first $100 million; .75% of next $100 million; .65% above $200 million

Mid Cap Value                              .80% of first $100 million; .775% of next $150 million; .75% of next $250 million;
                                           .725% of next $250 million; .70% above $750 million

Mid Cap Growth                             .85% of first $100 million; .80% above $100 million

                                                                  John Hancock's Investment Advisory Fee
                                                                  as an Annual Percentage of Each Portion
Fund - continued                                            of the Fund's Average Daily Net Assets - continued
----------------                                            --------------------------------------------------
Fundamental Mid Cap Growth                 .85% of first $50 million; .80% of next $50 million; .75% of next $50 million; .70%
                                           above $150 million

Real Estate Equity                         1.10% of first $50 million; 1.00% of the next $50 million; .90% of the next $100 million; .80% above $200 million

Mid Cap Blend                              .85% of first $250 million; .80% of next $250 million; .75% above $500 million

Small/Mid Cap Growth                       .75% of first $250 million; .70% of next $250 million; .65% above $500 million

Small/Mid Cap Value                        .95% of first $100 million; .90% of next $150 million; .85% over $250 million

Small/Mid Cap CORE                         .80% of first $50 million; .70% above $50 million

Global Equity                              .90% of first $50 million; .80% of next $100 million; .70% above $150 million

Global Balanced                            .85% of first $100 million; .70% above $100 million

International Equity Index                 .18% of first $100 million; .15% of next $100 million; .11% above $200 million

International Equity                       1.00% of first $50 million; .95% of next $150 million; .90% above $200 million

International Opportunities                1.00% of first $20 million; .85% of next $30 million; .75% above $50 million

Emerging Markets Equity                    1.30% of first $10 million; 1.20% of next $140 million; 1.10% above $150 million

Short-Term Bond                            .30%

Bond Index                                 .15% of first $100 million; .13% of next $150 million; .11% above $250 million

Core Bond                                  .70% of first $25 million; .65% of next $25 million; .60% of next $100 million; .55%
                                           above $150 million

Global Bond                                .75% of first $25 million; .65% of next $50 million; .55 of next $75 million; .50%
                                           above $150 million

High Yield Bond                            .65% of first $100 million; .60% of next $100 million; .50% above $200 million

           Under its investment advisory agreements with the Trust, John Hancock advises the Trust in connection with policy and strategy decisions; provides administration of much of the Trust's day-to-day operations; serves as the Trust's transfer agent and dividend disbursing agent; prepares the Trust's financial statements; maintains records required by the Investment Company Act of 1940; and supervises activities of the subadvisers (discussed below) and of other service providers to the Trust. John Hancock also provides the Trust with office space, supplies and other facilities required for the business of the Trust. John Hancock pays the compensation of Trust officers and employees and the expenses of clerical services relating to the administration of the Trust. To the extent that any administrative or legal services for the Trust are provided by John Hancock's Law Department, however, John Hancock charges the Trust separately, and the Trust pays such charges in accordance with the terms of the investment advisory agreements.

           All other expenses not expressly assumed by John Hancock under the investment advisory agreements are paid by the Trust. These include, but are not limited to, the Trust's taxes (if any); custodian fees; auditing fees; brokerage commissions; advisory fees; the compensation of Trustees who are not affiliated with John Hancock; the Trust's fidelity bond coverage; the costs of printing and distributing annual and semi-annual reports and voting materials to holders of variable annuity contracts and variable life insurance policies that participate in the Trust; tabulating votes; fees for certain accounting, valuation, and compliance services; legal fees; SEC registration costs; proxy costs; costs of organizing any new Funds; and other expenses related to the Trust's operations.

The Trust's Arrangements With Subadvisers

           Set forth below are the names to the Funds' subadvisers and certain persons who may control them.

                  Subadviser                   Subadviser's                                            General Nature
                 and the Funds                 Controlling                                                   of
                  It Manages                     Person                Basis of Control            Control Person's Business
                  ----------                     ------                ----------------            -------------------------
1.   Independence Investment Associates,    John Hancock           Indirectly owns 100% of     Financial services holding company
     Inc. (Managed, Growth & Income,        Financial Services     voting stock
     Large Cap Growth, Real Estate          Inc.
     Equity, Short-Term Bond, Aggressive                                                       Life insurance and other financial
     Balanced, and Mid-Cap Blend Funds)     John                   Indirectly owns             services provided directly or
                                            Hancock                100% of voting stock        through subsidiaries
                                            Life Insurance
                                            Company

2.   John Hancock Advisers, Inc. (Small     Same as 1. above.
     Cap Growth and Active Bond Funds)

3.   State Street Bank & Trust Company      State Street           Owns 100% of the            Financial services holding company
     (Equity Index Fund)                    Corporation            subadviser

4.   T. Rowe Price Associates, Inc.         None                                               Publicly traded investment adviser
     (Large Cap Value Fund)                                                                    and financial services company

5.   Neuberger & Berman, LLC (Mid Cap       Neuberger Berman Inc.  Owns 100% of the            Financial services holding company
     Value Fund)                                                   subadviser



                  Subadviser                   Subadviser's                                               General Nature
                 and the Funds                 Controlling                                                      of
            It Manages - continued               Person                 Basis of Control             Control Person's Business
            ----------------------               ------                 ----------------             -------------------------
6.   Janus Capital Corporation              Kansas City Southern   Indirectly owns 82% of      Publicly traded transportation and
     (Mid Cap Growth Fund)                  Industries, Inc.       the subadviser              financial services company

                                            Thomas H. Bailey                                   Private Investor
                                                                   Owns 12% of the
                                                                   subadviser and, by
                                                                   contract, may elect
                                                                   majority of the
                                                                   subadviser's directors

7.   Goldman Sachs Asset Management         Goldman Sachs & Co.    The subadviser is a unit    Publicly traded investment banking
     (Small/Mid Cap CORE, Large Cap Value                          of the Investment           and financial services company
     CORE, and International Equity Funds                          Management Division of
                                                                   Goldman Sachs & Co.

8.   INVESCO Management & Research, Inc.    AMVESCAP, Inc.         Indirectly owns 100% of     Financial services holding company
     (Small Cap Value Fund)                                        voting stock

9.   Scudder Kemper Investments Inc.        Zurich Financial       Indirectly owns 72.7% of    Insurance and other financial
     (Global Equity Fund)                   Services               the subadviser              services

10.  Brinson Partners, Inc. (Global         UBS AG                 Indirectly owns 100% of     Full service global financial
     Balanced Fund)                                                voting stock                services company

11.  Independence Inter-national            John Hancock           Indirectly owns 100% of     Financial services holding company
     Associates, Inc. (International        Financial Services     voting stock
     Equity Index Fund)                     Inc.
                                                                                               Life insurance and other financial
                                            John Hancock Life      Indirectly owns             services provided directly or
                                            Insurance Company      100% of voting stock        through subsidiaries


                                            Independence                                       Investment manager and adviser
                                            Investment             Owns 100% of voting
                                            Associates, Inc.       stock

12.  Rowe Price Fleming International,      T. Rowe Price          Owns 50% of the subadviser  Publicly traded investment adviser
     Inc. (International Opportunities      Associates, Inc.                                   and financial services company;
     Fund)
                                                                   Owns, directly and          Financial services company
                                            Robert Fleming         indirectly, 50% of the
                                            Holdings, Ltd.         subadviser

                  Subadviser                   Subadviser's                                               General Nature
                 and the Funds                 Controlling                                                      of
            It Manages - continued               Person                 Basis of Control             Control Person's Business
            ----------------------               ------                 ----------------             -------------------------
13.  Morgan Stanley Dean Witter             Morgan Stanley Dean    Directly owns 100% of
     Investment Management Inc. (Emerging   Witter & Co.           voting stock
     Markets Equity  and Real Estate
     Equity Funds)

14.  Mellon Bond Associates, LLP (Bond      Mellon Financial       Directly owns 100% of the   Bank holding company
     Index Fund)                            Corporation            subadviser

15.  J.P. Morgan Investment Management      J.P.Morgan & Co.       Owns 100% of the            Financial services holding company
     Inc. (Global Bond Fund)                Incorporated           subadviser

16.  Wellington Management Company, LLP     Laurie A. Gabriel;     Managing Partners           Investment management
     (High Yield Bond, Small/Mid Cap        Duncan M. McFarland;
     Growth, and Large/Mid Cap Value        John R. Ryan
     Funds)

17.  Alliance Capital Management, LLP       The Equitable Life     ELAS and its subsidiaries   Life insurance and other financial
     (Large Cap Aggressive Growth)          Assurance Society of   owned (as of 11/1/99)       services
                                            the U.S. ("ELAS")      55.38% partnership
                                                                   interest in the subadviser

18.  The Boston Company Asset Management,   Mellon Financial       The subadviser is an        Financial services holding company
     LLC (Small/Mid Cap Value Fund)         Corporation            indirect wholly owned
                                            ("Mellon")             subsidiary of Mellon
19.  OppenheimerFunds, Inc. (Fundamental    Massachusetts Mutual   MML indirectly owns a       Life insurance and other financial
     Mid Cap Growth Fund)                   Life Insurance         majority of  the            services
                                            Company ("MML")        subadviser's voting stock

20.  Federated Investment Management        Federated Investors,   The subadviser is a         Investment management and related
     Company                                Inc.                   subsidiary of Federated     financial services
                                                                   Investors, Inc.

Set forth below are the sub-advisory fees that John Hancock pays the subadvisers for each Fund. The below fees are paid by John Hancock and not by the Funds.

                                                         Subadvisory Fees Payable by John Hancock,
              Fund                                as a Percentage of Each Fund's Average Daily Net Assets
              ----                                -------------------------------------------------------
Large Cap Growth,          .30% of first $500 million; .2625% of next $500 million; and .225% above $1 billion
Managed

Growth & Income,           .1875%
Active Bond

Real Estate Equity         Assets managed by Independence Investment Associates, Inc.: .30% of first $300 million;
                           .25% of next $500 million; and .20% above $800 million
                           Assets managed by Morgan Stanley Dean Witter Investment Management Inc.: .70%
                           of first $50 million; .60% of next $50 million; .50% of next $100 million; and .40%
                           above $200 million

Short-Term Bond            .19% of first $250 million; .17% of next $250 million; and .15% above $500 million

Aggressive Balanced        .325% of first $250 million; .275% of next $250 million; and .25% above $500 million


Mid Cap Blend              .40% of first $250 million; .35% of next $250 million; and .30% above $500 million

Small Cap Growth           .50%
Equity Index               .07% of first $75 million; .06% of next $50 million; .05% of next $275 million; and .03% above $400 million

Large Cap Value            .50% of first $100 million; .45% of next $150 million; and .40% above $250 million

American Leaders Large     .40% of first $50 million; .25% of next $200 million; .20% of next $250 million; .15% above $500
Cap Value                  million

Mid Cap Value              .50% of first $100 million; .475% of next $150 million; .45% of next $250 million; .425% of next $250 million; and .40% above $750 million

Mid Cap Growth             .60% of first $100 million;  .55% of the next  $400 million; and .45% above $500 million

Small/Mid Cap              .60% of first $50 million; and .50% above $50 million
CORE

Large Cap Value            .40% of first $50 million; .30% of next $150 million; and .25% above $200 million
CORE
International Equity       .60% of first $50 million; .55% of next $150 million; and .50% above $200 million

Small Cap Value            .55% of first $100 million; .50% of next $100 million; and .40% above $200 million

Global Equity              .70% of first $50 million; .60% of next $100 million; and .50% above $150 million

Global Balanced            .50% of first $100 million; and .35% above $100 million

                                                         Subadvisory Fees Payable by John Hancock,
     Fund - continued                    as a Percentage of Each Fund's Average Daily Net Assets - continued
     ----------------                    -------------------------------------------------------------------
International Equity       .125% of first $100 million; .10% of next $100 million; and .06% above $200 million
Index

International              .75% of first $20 million; .60% of next $30 million; .50% of next $150 million; and
Opportunities              50% of all assets if the Fund reaches $200 million of net assets
                                  ---

Emerging Markets           1.10% of first $10 million; .90% of next $140 million; and .80% above $150 million.
Equity

Core Bond                  .30% of first $25 million; .25% of next $25 million; .20% of next $100 million; .15% above $150 million

Bond Index                 .08% of first $100 million; .06% of next $150 million; and .04% above $250 million

Global Bond                .50% of first $25 million; .40% of next $50 million; .30% of next $75 million; and .25% above $150 million

High Yield Bond            .50% of first $100 million; .45% of next $100 million; and .35% above $200 million.

Small/Mid Cap              .55% of first $100 million; .45% of next $100 million; and .40% above $200 million
Growth

Large/Mid Cap              .60% of first $25 million; .50% of next $25 million; .40% of next $50 million; and .30% above $100
Value                      million

Large Cap                  .75% of first $10 million; .625% of next $10 million; and .50% above $20 million
Aggressive Growth

Small/Mid Cap              .65% of first $100 million; .60% of next $150 million; and .55% above $250 million
Value

Fundamental Mid            .50% of the first $50 million; .45% of next $50 million; .40% of next $50 million; and .35% above
Cap Growth                 $150 million

Dollar Amounts of Advisory Fees, Subadvisory Fees, and Expense Reimbursements

           Set out below are the dollar amounts of advisory fees that the Trust paid to John Hancock and the subadvisory fees that John Hancock paid to subadvisers for the past three years:

Fund                                                Investment Adviser                                    Subadvisers*
----                               --------------------------------------------------- ---------------------------------------------

                                         1999              1998             1997             1999             1998             1997
                                         ----              ----             ----             ----             ----             ----
Aggressive Balanced ..........      $    23,956               --               --      $    11,118               --               --

Managed ......................       10,789,553        9,825,708        8,515,377        8,001,416        7,369,096        6,386,533

Growth & Income ..............        9,806,770        7,959,851        6,125,461        7,269,220        5,970,179        4,532,841

Equity Index .................          448,044          270,965           95,900          181,624          134,418           33,565

Large Cap Value ..............        1,087,807          746,229          328,969          710,068          497,498          219,423

Large Cap Value CORE .........           13,622               --               --            6,990               --               --

Large Cap Growth .............        4,378,106        3,445,963        2,520,205        3,250,179        2,584,378        1,890,154

Large Cap Aggressive
   Growth ....................           38,421               --               --           27,498               --               --

Large/Mid Cap Value ..........           16,857               --               --           10,259               --               --

Mid Cap Value ................          735,223          708,164          251,970          469,451          486,843          173,229



Fund - continued                                    Investment Adviser                                    Subadvisers*
----------------
                                                  1999           1998           1997           1999           1998          1997
                                                  ----           ----           ----           ----           ----          ----
Mid Cap Growth ...........................      1,646,277        506,917        230,304      1,119,977        357,811        162,595
Real Estate Equity .......................        835,184      1,071,226      1,052,761        413,496        535,611        526,381
Small/Mid Cap Value ......................         15,837             --             --         10,454             --             --
Small/Mid Cap Growth .....................      1,360,053      1,490,558      1,564,619        902,527        993,730      1,043,601
Fundamental Mid Cap
   Growth ................................         17,491             --             --          9,805             --             --
Mid Cap Blend ............................         13,034             --             --          6,703             --             --
Small/Mid Cap CORE .......................         47,616         24,490             --         35,177         18,367             --
Small Cap Value ..........................        512,633        444,992        187,062        348,363        305,920        128,605
Small Cap Growth .........................        732,594        420,449        251,331        478,916        280,306        167,638
Global Equity ............................        157,808         87,055             --        121,054         67,708
International Balanced ...................        253,044        235,511        214,682        147,136        138,538        126,233
International Equity Index ...............        313,649        503,992        968,010        210,822        339,357        645,663
International Equity .....................         35,992             --             --         20,788             --             --
International
   Opportunities .........................        582,128        440,905        234,405        409,561        821,925        175,804
Emerging Markets
   Equity ................................        182,265         67,915             --        145,114         57,466             --
Short-Term Bond ..........................        216,170        192,680        220,493        135,464        122,022         83,787
Bond Index ...............................         48,433         26,490             --         25,498         14,128             --
Active Bond ..............................      2,214,912      2,127,466      4,243,027      1,643,765      1,595,666      1,410,726
Global Bond ..............................        488,070        328,177        142,441        306,570        211,575         95,008
High Yield Bond ..........................        111,177         49,428             --         84,425         38,023             --
Money Market .............................        965,427        748,405        564,173        953,183             --             --

----------------------------

* Paying these fees to the sub-advisers is solely the responsibility of John Hancock and not the Trust.


           Under the investment advisory agreements, for any fiscal year in which the normal operating costs and expenses of any Fund, exclusive of the investment advisory fee, interest, brokerage commissions, taxes and extraordinary expenses outside the control of John Hancock exceed 0.10% (.25% prior to April 23, 1999) of that Fund's average daily net assets, John Hancock will reimburse that Fund in an amount equal to such excess. These reimbursements have been as follows for the past three years (rounded to the nearest $1,000):

Fund                                  1999              1998             1997
----                                  ----              ----             ----

Aggressive Balanced .............   $  6,609               --               --
Equity Index ....................    275,336          543,000          217,000
Large Cap Value .................         --               --           25,000
Large Cap Value CORE ............      5,824               --               --
Large Cap Aggressive Growth .....      3,504               --               --
Large/Mid Cap Value .............      6,512               --               --
Mid Cap Value ...................         --               --           29,000
Mid Cap Growth ..................         --           15,000           86,000
Small/Mid Cap Growth ............      1,790               --               --
Small Cap Value .................      6,224           17,000           57,000
Small Cap Growth ................     27,000           38,000
Global Balanced .................     91,146          199,000          116,000

Fund - continued                      1999              1998             1997
----                                  ----              ----             ----

International Equity Index            21,900          124,000               --
International Equity                  21,901               --               --
International Opportunities           92,017          145,000           86,000
Global Bond                            1,445           31,000           61,000
Fundamental Mid Cap Growth             2,888               --               --
Mid Cap Blend                          6,011               --               --
Small/Mid Cap CORE                    77,179          107,000               --
Small/Mid Cap Value                    9,254               --               --
Global Equity                         62,210          126,000               --
Emerging Markets Equity              294,354          111,000               --
Bond Index                            17,185           56,000               --
High Yield Bond                       42,314           85,000               --


                    ARRANGEMENTS WITH OTHER SERVICE PROVIDERS
                                  TO THE TRUST

Underwriting and Indemnity Agreement

     Pursuant to an Underwriting and Indemnity Agreement, Signator Investors, Inc. ("Signator") serves as the Trust's principal underwriter, and John Hancock provides certain indemnities to the Trust and its Trustees. Neither Signator nor John Hancock receives any additional compensation from the Trust for the services and indemnities they provide pursuant to the Underwriting and Indemnity Agreement. The offering of the Trust's shares through Signator is a continuous offering on a "best efforts" basis. Signator is a wholly-owned subsidiary of John Hancock and is located at 197 Clarendon Street, Boston, MA 02117.

Custody of the Trust's Assets

     State Street Bank and Trust Company ("State Street Bank") is the primary custodian of the assets of all Funds. State Street Bank's principal business address is 225 Franklin Street, Boston MA 02110. The primary custodian's duties include safeguarding and controlling the Trust's cash and investments, handling the receipt and delivery of securities, and collecting interest and dividends on the Trust's investments. Fund securities purchased in the United States are maintained in the custody of State Street Bank, although such securities may be deposited in the book-entry system of the Federal Reserve System, with Depository Trust Company, or with other qualified domestic book-entry systems or depositories. Also, pursuant to its agreement with the Trust, State Street Bank provides certain accounting and recordkeeping services to the Trust and generally values the Trust's assets by computing each Fund's net asset value each day. The Trust compensates State Street Bank for these functions through the payment of an annual custody asset fee of .01% of the total net assets of the Trust, allocated to each Fund based on the percentage of that Fund's total net assets to the total net assets of the Trust; miscellaneous transaction charges ranging from $7.00 to $25.00; global asset and transaction fees that vary by the country in which a Fund's assets are held or traded; a monthly accounting fee charge that is allocated to each Fund based on the percentage of that Fund's total net assets to the total net assets of the Trust; valuation and monthly quote charge; special service fees for activities of a non-recurring nature; and reimbursement of specified out-of-pocket expenses.

     Foreign securities are generally held through subcustodian banks and depositories around the world with whom State Street Bank has relationships. In some cases, Funds whose securities are held in this manner may be exposed to greater risks of loss. This is because the soundness of such foreign entities, as well as foreign regulatory practices and procedures, may provide less protection to security holders than is available in the U.S.

     In certain circumstances, brokers may have access to assets that a Fund posts as "margin" in connection with futures and options transactions. In the event of a broker's insolvency or bankruptcy, a Fund could experience a delay or incur costs in recovering such assets or might recover less than the full amount due. Also the value of such assets could decline by the time the Trust could effect such recovery.

     If on any day a Fund experiences net realized or unrealized gains with respect to financial futures contracts held through a given broker, it will be entitled immediately to receive from the broker the net amount of such gains. The Trust will request payment of such amounts promptly after notification by the broker that such amounts are due. Thereupon, these assets will be deposited in the Trust's general or segregated account with its primary custodian, as appropriate.

Subadministration Agreement With State Street Bank

     Pursuant to a subadministration agreement, with the Trust, State Street Bank also provides assistance to John Hancock and the subadvisers in computing total return information for the Trust and in monitoring each Fund's compliance with the Fund's investment objectives and restrictions, as well as compliance with certain other applicable legal requirements, . The Trust compensates State Street Bank for these services through payment of an annual fee that accrues daily and is billed monthly in arrears. The annual fee is based on the average net assets of the Trust and is 0.012% of the first $1 billion of average net assets, 0.0075% of the next $1 of average net assets, and 0.0025% of average net assets after that. Each Fund is allocated the greater of a minimum monthly Fund fee or the basis point annual fee, based on the pro-rata total net asset value of that Fund. The minimum monthly Fund fee is phased-in for new Funds at the rate of 1/12 in month one, 2/12th in month two, increasing incrementally per month until the full monthly minimum is in effect in month 12 ($1,333).

Independent Auditors

     Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, are the independent auditors of the Trust. Ernst & Young audits the financial statements of the Trust, prepares the Trust's tax returns, and renders other advice to the Trust concerning accounting and tax matters. Ernst & Young also meets periodically with the Trust's Board and with the Audit Committee of the Board to discuss matters within the scope of Ernst & Young's activities with respect to the Trust.

                 PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     The Funds pay brokers' commissions, transfer taxes, and other fees relating to their specific portfolio transactions. (Investments in debt securities are, however, generally traded on a "net" basis through issuers or dealers acting for their own account as principals and not as brokers. Therefore, no brokerage commissions are payable on most such transactions, although the price to the Trust usually reflects a dealer "spread" or "mark-up.")

Amounts of Brokerage Paid

     Brokerage commissions paid by the Funds were as follows for the past three years:

Fund                                  1999          1998              1997
----                                  ----          --------          ----

Aggressive Balanced ............    $    4,424      $       --      $       --
Managed ........................     2,385,643       1,843,929       1,626,154
Growth & Income ................     4,741,953       2,673,170       1,646,997
Equity Index ...................        61,865          33,797          31,076
Large Cap Value ................       110,393          63,944          45,619
Large Cap Value CORE ...........         3,240              --              --
Large Cap Growth ...............     1,389,454         815,587         680,933
Large Cap Aggressive Growth ....        11,885              --              --
Large/Mid Cap Value ............         6,876              --              --
Mid Cap Value ..................       383,634         495,154         122,108
Mid Cap Growth .................       245,913         146,033          71,998
Real Estate Equity .............       122,021         177,186         122,897
Fundamental Mid Cap Growth .....         3,082              --              --
Mid Cap Blend ..................         5,586              --              --

Fund - continued                        1999            1998            1997
----------------                        ----            ----            ----

Small/Mid Cap Value ............       21,848              --              --
Small/Mid Cap CORE .............       12,371           7,225              --
Small/Mid Cap Growth ...........      621,068         893,945       1,876,203
Small Cap Value ................      284,381         176,549         138,114
Small Cap Growth ...............      146,206         103,248          67,492
Global Equity ..................       25,925          37,426              --
Global Balanced ................       47,678          51,205          27,745
International Equity Index .....      133,746         730,529         750,416
International Equity ...........       16,561              --              --
International Opportunities ....       74,940         117,083          63,138
Emerging Markets Equity ........      189,025          10,018              --
Bond Index .....................          598              --              --
High Yield Bond ................          200              --              --

How Brokers and Dealers are Selected

     Orders for the purchase and sale of Fund portfolio investments are placed by John Hancock with respect to the Money Market Fund and by the respective subadvisers to the other Funds. All of these subadvisers place orders in such manner as, in their opinion, will offer the best overall price and execution of each transaction. In seeking the best price and execution for equity securities traded only in the over-the-counter market, they normally deal directly with the principal market-makers.

     The subadvisers are governed in the selection of brokers and dealers and the negotiation of brokerage commission rates (or the payment of net prices in the case of debt securities) by the reliability and quality of the broker's or dealer's services. Although some weight is given to the availability and value of research and statistical assistance (discussed immediately below) furnished by the broker or dealer to the subadviser, it is not always possible to place a dollar value on such information and services. Because it is only supplementary to the subadvisers' own research efforts, the receipt of research information and statistical assistance is not expected to reduce their expenses measurably.

Research and Statistical Services Furnished by Brokers and Dealers

     Research and statistical assistance typically furnished by brokers or dealers includes analysts' reports on companies and industries, market forecasts, and economic analyses. Brokers or dealers may also provide reports on pertinent federal and state legislative developments and changes in accounting practices; direct access by telephone or meetings with leading research analysts throughout the financial community, corporate management personnel, industry experts, leading economists and government officials; comparative performance and evaluation and technical performance measurement services; portfolio optimization software; availability of economic advice; quotation services; and services from recognized experts on investment matters of particular interest to the subadviser. In addition, the foregoing services may comprise the use of or be delivered by computer systems whose software and hardware components may be provided to the subadviser as part of the services. In any case in which the foregoing systems can be used for both research and non-research purposes, the subadviser makes an appropriate allocation of those uses and will permit brokers and dealers to provide only the portion of the systems to be used for research services.

     Research and statistical services furnished by brokers and dealers handling the Funds' transactions may be used by the subadvisers for the benefit of all of the accounts managed by them and not all of such research and statistical services may be used by the subadvisers in connection with the Funds.

Relationship Between Brokerage Commissions and Research and Statistical Services Furnished by Brokers and Dealers

     Except as to the Global Balanced Fund, the subadvisers or the Funds will not at any time make a commitment pursuant to an agreement with a broker because of research services provided. Nor, except as set forth below, will John Hancock or the subadvisers direct brokerage upon any prescribed basis to a broker because of research services provided.The subadviser for each of the Small Cap Value, Small/Mid Cap Value, Mid Cap Growth, and Mid Cap Value Funds may have an internal procedure for allocating transactions, in a manner consistent with its execution policy, to brokers that it has identified as providing superior executions, research, or research related products or services which benefit its advisory clients, including the Fund. In certain cases, the subadviser of the Global Balanced Fund directs securities transactions for that Fund to particular brokers, in recognition of research services the broker has provided, pursuant to an understanding or agreement with the broker or pursuant to the subadviser's own internal allocation procedures.

     Evaluations of the overall reasonableness of any broker's commissions are made by the subadvisers' traders for the Funds on the basis of their experience and judgment. To the extent permitted by Section 28(e) of the Securities Exchange Act of 1934, such traders are authorized to pay a brokerage commission on a particular transaction in excess of what another broker might have charged in recognition of the value of the broker's brokerage or research services. Such authority is generally expected to be used very infrequently. The Mid Cap Growth, Small/Mid Cap Value, Mid Cap Value, and Global Balanced Funds, however, may be more likely to use such authority.

Brokerage Transactions in Foreign Markets

     Brokerage transactions in securities of companies domiciled in countries other than the United States are anticipated to be normally conducted on the stock exchanges or other markets of those countries in which the particular security is traded. Fixed commissions on foreign stock exchange transactions are generally higher than negotiated commissions available in the United States. Moreover, there is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the United States. Settlement periods in non-U.S. markets may differ from the normal settlement period in the United States.

Simultaneous Transactions with Other Accounts

     The subadvisers also perform investment advisory services for a number of other accounts and clients, none of which is given preference over the Trust in allocating investment opportunities. When opportunities occur which are consistent with the investment objective of more than one account, it is the policy of each subadviser to avoid favoring any one account over another. Accordingly, investment opportunities in such cases are allocated in a manner deemed equitable by the subadvisers to the particular accounts involved. The allocation may be based, for example, on such factors as the accounts' respective investment objectives and then current investment and cash positions. Subject to these requirements, Trust orders may be combined with orders of other accounts or clients advised by any of the subadvisers at prices which are approximately averaged.

Use of Brokers Who are Affiliated With a Subadviser

     A Fund may place portfolio transactions through certain brokers who are affiliated with the Fund's subadviser. The Trust has implemented special procedures governing the circumstances of these transactions. In addition to complying with any applicable provisions of the Trust's procedures, these transactions must comply with all applicable legal requirements, including, where applicable, Rule 17e-1 under the Investment Company Act. Among other things, that rule requires the commissions or other compensation paid to the affiliated broker to be reasonable and fair compared to those in similar transactions between unrelated parties.

Set forth below is information about transactions by each Fund with affiliated brokers in reliance on Rule 17e-1 for each of the past three years:

                                                                                                  Amount of Commissions
                                     Name                 Nature of Broker's                           Paid by Fund
                                      of                   Affiliation with              -------------------------------------------
Fund                           Affiliated Broker          Fund's Sub-Adviser                1999            1998             1997
----                           -----------------          ------------------                ----            ----             ----
International                Ord Minnett Group Ltd.    Wholly-owned subsidiary of         $    34         $    263         $   122
Opportunities                                           sub-adviser's parent
International                Jardine Fleming & Co.     Wholly-owned subsidiary of         $   710         $    311         $   295
Opportunities                                           sub-adviser's parent
International                Robert Fleming            Wholly-owned subsidiary of         $ 1,166         $  1,018         $   741
Opportunities                Securities, Ltd.           sub-adviser's parent
Mid Cap Value                Neuberger Berman, LLC     Dual operating division of         $80,598         $366,985         $68,000
                                                        sub-adviser's parent
Large Cap Value CORE         Goldman, Sachs & Co.      Dual operating division of         $    96            - 0 -           - 0 -
                                                        sub-adviser's parent
Small/Mid Cap CORE           Goldman, Sachs & Co.      Dual operating division of         $   120            - 0 -           - 0 -
                                                       parent of sub-adviser
Emerging Markets Equity      Morgan Stanley Asia       Wholly-owned subsidiary of         $ 2,779            - 0 -           - 0 -
                             Limited                   sub-adviser's parent
Emerging Markets Equity      Morgan Stanley            Wholly-owned subsidiary of         $ 3,276            - 0 -           - 0 -
                             International Limited     sub-adviser's parent

     For 1999, the total dollar amount of such transactions through affiliated brokers as a percentage of all brokerage-type transactions was 4.9% for the International Opportunities Fund, 15.8% for the Mid Cap Value Fund, .18% for the Large Cap Value CORE Fund, .07% for the International Equity Fund, .02% for the Small/Mid Cap CORE Fund, and 1.2% of the Emerging Markets Equity Fund. For 1999, the total brokerage commissions on such transactions through affiliated brokers, as a percentage of commissions paid on all brokerage-type transactions was 3.2% for the International Opportunities Fund, 26.5% for the Mid Cap Value Fund, 3% for the Large Cap Value CORE Fund, 1% for the Small/Mid Cap CORE Fund, and 3.3% for the Emerging Markets Equity Fund.

                            CODES OF PERSONAL CONDUCT

     The Funds (other than the Money Market Fund), John Hancock, and the Trust's principal underwriter have adopted, and the Trustees have approved, codes of conduct for their officers, directors and other personnel. Among other things these codes regulate (although they do not absolutely prohibit) transactions by such persons in securities of a type in which the Funds may and do invest. The subadvisers have adopted codes of conduct that are similar to the Fund's except that certain subadvisers may prohibit certain of their key personnel from personal trading in certain types of securities such as initial public offerings or private offerings.

                         FEATURES OF THE TRUST'S SHARES

     The shares of beneficial interest of the Trust currently are divided into 33 series, each corresponding to one of the Trust's 33 Funds. The Trust has the right to establish additional series and issue additional shares without the consent of its shareholders.

     If the holders of variable annuity contracts and variable life insurance policies show minimal interest in any Fund, the Trust's Board of Trustees, by majority vote, may eliminate the Fund or substitute shares of another investment company. Any such action by the Board would be subject to compliance with any requirements for governmental approvals or exemptions or for shareholder approval. The holders of variable annuity contracts and variable life insurance policies participating in any such Fund will be notified in writing of the Trust's intention to eliminate the Fund and given 30 days to transfer amounts from such Fund to other Funds without incurring any transaction fee. Amounts not transferred or withdrawn would automatically be transferred, at the discretion of the Fund's management.

     The assets received by the Trust for the issuance or sale of shares of each Fund and all income, earnings, profits, and proceeds thereof are specifically allocated to that Fund. They constitute the underlying assets of each Fund, are segregated on the books of the Trust, and are to be charged with the expenses of such Fund. Any assets which are not clearly allocable to a particular Fund or Funds are allocated in a manner determined by the Board of Trustees. Accrued liabilities which are not clearly allocable to one or more Funds would generally be allocated among the Funds in proportion to their relative net assets before adjustment for such unallocated liabilities.

     Each issued and outstanding share in a Fund is entitled to participate equally in dividends and distributions declared with respect to such Fund and in the net assets of such Fund upon liquidation or dissolution remaining after satisfaction of outstanding liabilities.

     A dividend from the net investment income of the Money Market Fund will be declared and distributed daily. Dividends from net investment income of the other Funds will be declared and distributed monthly. The Trust will distribute all of its net realized capital gains annually. Dividends and capital gains distributions will normally be reinvested in additional full or fractional shares of the Fund to which they relate and will be appropriately credited to investment performance under the variable life insurance policies and variable annuity contracts participating in that Fund.

     The shares of each Fund, when issued, will be fully paid and non-assessable, and will have no preference, preemptive, exchange or similar rights. Shares do not have cumulative voting rights.

                     SHAREHOLDER MEETINGS AND VOTING RIGHTS

     Under the Trust's Declaration of Trust, the Trust is not required to hold an annual shareholders' meeting. Normally, for example, there will be no shareholders meetings for the purpose of electing Trustees.

     In addition, it is expected that the Trustees generally will elect their own successors and appoint Trustees to fill any vacancy, so long as, after filling the vacancy, at least two-thirds of the Trustees then in office have been elected by the shareholders.

     Notwithstanding the above if at any time less than a majority of Trustees in office have been elected by the shareholders, the Trustees must call a special shareholders' meeting promptly. Also the Trustees will promptly call a meeting of shareholders for the purpose of voting upon the question of removal of any Trustee or all of the Trustees, if requested in writing to do so by holders of 10% or more of the outstanding shares. In this regard, whenever ten or more shareholders who have been such for at least six months and who hold in the aggregate either shares having a net asset value of at least $25,000 or at least 1% of the outstanding shares, whichever is less, apply to the Trustees in writing stating that they wish to communicate with other shareholders with a view to obtaining signatures to a request for a shareholders' meeting, for consideration of the removal of any or all of the Trustees and accompanied by the material which they wish to transmit, the Trustees will within five business days after receipt either afford to such applicants access to the Trust's shareholder list or inform such applicants as to the approximate number of shareholders of record, and the approximate cost of mailing the material. If the Trustees elect the latter, the Trustees, upon written request of such applicants, accompanied by the material to be mailed and the reasonable expenses of mailing, shall promptly mail such material to all shareholders of record, unless within five business days the Trustees shall mail to such applicants and file with the SEC, together with a copy of the material to be mailed, a written statement signed by at least a majority of the Trustees to the effect that, in their opinion, either such material is misleading or in violation of applicable law and specifying the basis of such opinion.

     At any shareholders' meeting, all shares of the Trust of whatever class are entitled to one vote, and the votes of all classes are cast on an aggregate basis, except on matters where the interests of the Funds differ. Where the interests of the Funds differ, the voting is on a Fund-by-Fund basis. Approval or disapproval by the shareholders in one Fund on such a matter would not generally be a prerequisite of approval or disapproval by shareholders in another Fund; and shareholders in a Fund not affected by a matter generally would not be entitled to vote on that matter. Examples of matters which would require a Fund-by-Fund vote are changes in the fundamental investment policy of a particular Fund and approval of investment management or sub-investment management agreements.

                      SALES AND REDEMPTIONS OF FUND SHARES

"Seed Money" Shares

     Typically, when a new Fund is added to the Trust, John Hancock (or one of its affiliates) initially purchases a substantial amount of that Fund's shares to provide the new fund with a reasonable asset base with which to commence operations. For example, the most recent such contributions of "seed money" have been as follows:

                                     "Seed Money"                       Date
                                  Shares Purchased by                    of
Fund                                  John Hancock                    Purchase
----                                 --------------                  ----------
Aggressive Balanced                 $10,000,000         8/31/99
Equity Index                         15,000,000          5/1/98
Large Cap Value CORE                  5,000,000         8/31/99
Large Cap Aggressive Growth          10,000,000         8/31/99
Large/Mid Cap Value                   5,000,000         8/31/99
Fundamental Mid Cap Growth            5,000,000         8/31/99
Mid Cap Blend                         5,000,000         8/31/99
Small/Mid Cap CORE                    5,000,000          5/1/98
Global Equity                        15,000,000          5/1/98
Global Balanced                      20,000,000          5/1/96
International Equity                 10,000,000         8/31/99
Emerging Markets Equity              10,000,000          5/1/98
Bond Index                            2,500,000          5/1/98
High Yield Bond                      10,000,000          5/1/98

     John Hancock (or its affiliate) may redeem these shares (and thus withdraw its seed money investment) at some time. However, before withdrawing any part of their interests in any Fund, John Hancock (or its affiliate) will consider any possible adverse impact the withdrawal might have on that Fund.

     Purchases and redemptions of seed money shares are made at the applicable Fund's net asset value per share (with no additions or deductions for charges) next computed after the purchase or redemption order is placed.

Shares Sold and Redeemed In Connection With Transactions Under Variable Annuity Contracts and Variable Life Insurance Policies

     Fund shares are sold at their net asset value as next determined after receipt of net premiums by the Separate Account, without the addition of any selling commission or sales load.

     Shares are redeemed at their net asset value as next determined after receipt of net surrender requests by the Separate Account. No fee is charged on redemption. Redemption payments will usually be paid within seven days after receipt of the redemption request, except that the right of redemption may be suspended or payments postponed whenever permitted by applicable law and regulations. Redemptions are normally made in cash, but the Trust reserves the right, at its discretion, to make full or partial payment by assignment to the appropriate Separate Account of portfolio securities at their value used in determining the redemption price. In such cases, the Separate Account would incur brokerage costs should it wish to liquidate these portfolio securities.

     Trust shares are also sold and redeemed as a result of transfer requests, loans, loan repayments, and similar Separate Account transactions, in each case without any sales load or commission or at the net asset value per share computed for the day as of which such Separate Account transactions are effected.

                      COMPUTING THE FUNDS' NET ASSET VALUE

     The net asset value per share of each Fund is determined once daily, after the declaration of dividends, if any, as of 4:00 p.m., New York City time, on each business day the New York Stock Exchange ("Exchange") is open for regular trading. For this purpose, however, certain derivative instruments may be valued using prices as late as 4:15 p.m.

     The net asset value per share of each Fund is determined by adding the value of all portfolio securities and other assets, deducting all portfolio liabilities, and dividing by the number of outstanding shares. All Trust expenses will be accrued daily for this purpose.

     Short-term investments with a remaining maturity of 60 days or less, and all investments of the Money Market Fund, are valued at "amortized cost," which approximates market value. This involves valuing a security at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates. While this method provides certainty in valuation, it may result in periods during which the value of an instrument, as determined by amortized cost, is higher or lower than the price the Fund would receive upon the sale of the instrument.

     The Board of Trustees has established procedures designed to stabilize the Money Market Fund's price per share, as computed for the purpose of sales and redemptions, at $10. There can be no assurance, however, that the Fund will at all times be able to maintain a constant $10 net asset value per share. Such procedures include review of the Fund's holdings at such intervals as is deemed appropriate to determine whether the Fund's net asset value, calculated by using available market quotations, deviates from $10 per share and, if so, whether such deviation may result in material dilution, or is otherwise unfair to existing shareholders. In the event that it is determined that such a deviation exists, the Board of Trustees will take such corrective action as it regards as necessary and appropriate. Such action may cause losses or gains to be recorded for the Fund, including decreases or increases in the Fund's net asset value per share.

     Securities and covered call and put options that are listed on a stock exchange are normally valued at the closing sales price. If there were no sales during the day, they are normally valued at the last previous sale or bid price reported, as are equity securities that are traded in the over-the-counter market.

     Non-exchange traded debt securities (other than certain short-term investments) are valued on the basis of valuations furnished by a pricing service which uses electronic data processing techniques, without exclusive reliance upon quoted prices.

     Any other security for which market quotations are not readily available, and any other property for which valuation is not otherwise available, is valued at fair value as determined in good faith by, or under the direction of, the Board of Trustees.

     Financial futures contracts, options thereon and options on stock indexes are valued at the last trade price of the day. In the absence of a trade on a given day, the value generally is used which is established by the exchange on which the instrument is traded.

     Trading in securities on European and Far Eastern securities exchanges and over-the-counter markets is normally completed at various times before the close of business on each day on which the New York Stock Exchange is open. The values of such securities used in computing net asset value per share are normally determined as of such times. Trading of these securities may not take place on every New York Stock Exchange business day and may take place on days which are not business days in New York. The Trust calculates net asset value per share as of the close of regular trading on the New York Stock Exchange on each day on which that exchange is open. Therefore, such calculation does not take place contemporaneously with the determination of the prices of many of the Funds' securities used in such calculation. If events affecting the value of such securities occur between the time when their price is determined and the time as of which the Fund's net asset value is calculated, such securities may be valued at fair value by or under the direction of the Board of Trustees.

                                      TAXES

     The Trust intends that each Fund qualify as a regulated investment company under Subchapter M of the Internal Revenue Code ("Code"). This requires that each Fund comply with certain requirements as to the nature of its income and amounts of dividends and other distributions it pays. Also, in order to qualify under Subchapter M, at the end of each quarter of a Fund's taxable year, (i) at least 50% of the market value of the Fund's assets must be represented by cash and cash items, U.S. Government securities, securities of other regulated investment companies, and other securities, with such other securities limited, in respect of any one issuer, to an amount that does not exceed 10% of the voting securities of such issuer of 5% of the value of the Fund's total assets; and (ii) not more than 25% of the value of its assets may be invested in the securities (other than U.S. Government securities and securities of other RICs) of any one issuer or two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses.

     The Trust also intends that each Fund comply with certain other diversification requirements, promulgated under Section 817(h) of the Code. Under these requirements, no more than 55% of the total value of the assets of each Fund may be represented by any one investment, no more than 70% by any two investments, no more than 80% by three investments and no more than 90% by four investments. Generally, for these purposes, all securities of the same issuer are treated as one investment. In the context of U.S. Government securities (including any security that is issued, guaranteed or insured by the United States or an instrumentality of the United States), each U.S. Government agency or instrumentality is treated as a separate issuer.

     Assuming the Funds qualify as regulated investment companies under Subchapter M, they will not owe any income taxes. On the other hand, if a Fund fails to qualify under Subchapter M, it may incur income tax liabilities, which will negatively affect its investment performance.

     Also, qualification under Subchapter M, as well as compliance with the
Section 817(h) diversification requirements, (among other things) are necessary to secure the tax treatment intended for holders of variable annuity contracts and variable life insurance policies that are supported by the Trust. Therefore, any such failure to qualify under Subchapter M or to meet the diversification standards under Section 817(h) could have serious adverse consequences for such investors.

     For a discussion of these and other tax implications of owning a variable annuity contract or a variable life insurance policy for which the Fund serves as the investment medium, please refer to the Prospectus for such contract or policy attached at the front of this Prospectus.

     Those Funds that invest substantial amounts of their assets in foreign securities may be able to make an election to pass through to John Hancock, JHVLICO or IPL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to John Hancock. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld, which are also passed through.


                       INFORMATION ABOUT FUND PERFORMANCE

How Money Market Fund Yields Are Calculated

     The Money Market Fund may advertise investment performance figures, including its current yield and its effective yield.

     The Money Market Fund's yield is its current investment income, expressed in annualized terms. The current yield is based on a specified seven-calendar-day period. It is computed by (1) determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period, (2) dividing the net change in account value by the value of the account at the beginning of the base period to get the base period return, then (3) multiplying the base period return by 52.15 (365 divided by 7). The resulting yield figure is carried to the nearest hundredth of one percent.

     The calculations include the value of additional shares purchased with any dividends paid on the original share and the value of dividends declared on both the original share and any such additional shares. The capital changes excluded from the calculation are realized capital gains and losses from the sale of securities and unrealized appreciation and depreciation.

     Compound (effective) yield for the Fund will be computed by dividing the seven-day annualized yield (determined as above) by 365, adding 1 to the quotient, raising the sum to the 365th power, and subtracting 1 from the result.

     For the seven-day period ending December 31, 1999, the Money Market Fund's current yield was 5.74%; its effective yield was 5.91%.

     The Fund's yield will fluctuate depending upon market conditions, the type, quality, and maturity of the instruments in the Fund, and its expenses.

Charges Under Variable Life Insurance and Variable Annuity Policies

     Yield and total return quotations do not reflect any charges imposed on any Separate Account or otherwise imposed pursuant to the variable life insurance policies and variable annuity contracts that are supported by the Funds. (Those charges are discussed in the prospectus for such policies or contracts.) Therefore, the yield or total return of any Fund is not comparable to that of a publicly available fund. Nor should yield or total return quotations be considered representative of the Fund's yield or total return in any future period.

                                  LEGAL MATTERS

     Freedman, Levy, Kroll & Simonds of Washington, D.C., advises the Trust on certain legal matters relating to the Federal securities laws.


                           REPORTS TO CONTRACTHOLDERS

     Annual and semi-annual reports containing financial statements of the Trust, as well as any materials soliciting voting instructions for Trust shares, will be sent to variable life insurance and annuity contractowners having an interest in the Trust.

APPENDIX A
----------

                             CORPORATE BOND RATINGS

      Moody's Investors Service, Inc., describes its ratings for corporate bonds as follows:

      . Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

      . Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protection elements may be of greater amplitude, or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

      . Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment some time in the future.

      . Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

      . Bonds which are rated Ba have speculative elements and their future cannot be considered as well assured. The protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Bonds in this class are characterized by uncertainty of position.

      . Bonds which are rated B generally lack characteristics of a desirable investment; assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

      . Bonds which are rated Caa are of poor standing. Issues may be in default or there may be present elements of danger with respect to principal or interest.

      . Bonds which are rated Ca are speculative in a high degree. They are often in default or have other marked shortcomings.

      . Bonds which are rated C are the lowest rated class of bonds. They can be regarded as having extremely poor prospects of ever attaining any real investment standing.

      Standard & Poor's Corporation describes its ratings for corporate bonds as follows:

      . AAA - - This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

      . AA -- Bonds rated AA also qualify as high-quality obligations. Capacity to pay principal and interest is very strong, and in the majority of instances, they differ from AAA issues only in small degree.

      . A -- Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

      . BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

      . BB, B, CCC, CC, C -- Bonds rated in these categories are regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While this debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

      . C1 -- This rating is reserved for income bonds on which no interest is being paid.

      . D -- Bonds rated D are in default and payment of interest and/or repayment of principal is in arrears.

PART C. OTHER INFORMATION

ITEM 23. EXHIBITS

     (a) Declaration of Trust of John Hancock Variable Series Trust I, dated February 21, 1988, included in Post-Effective Amendment No. 3 to this File No. 33-2081, filed in April, 1988.

     (b) By-Laws of John Hancock Variable Series Trust I, adopted April 12, 1988, included in Post-Effective Amendment No. 3 to this File No. 33-2081, filed in April, 1988.

     (c)  Not Applicable.

     (d) (1) Investment Management Agreement by and between John Hancock Variable Series Trust I, and John Hancock Mutual Life Insurance Company dated April 12, 1988 relating to the Initial Funds, included in Post-Effective Amendment No. 4 to this File No. 33-2081, filed in April, 1989.

     (2) Sub-Investment Management Agreement among John Hancock Variable Series Trust I, Independence Investment Associates, Inc., and John Hancock Mutual Life Insurance Company dated April 29, 1988, relating to the Growth & Income, Large Cap Growth, and Managed Funds, included in Post-Effective Amendment No. 4 to this File No. 33-2081, filed in April, 1989.

     (3) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Independence Investment Associates, and John Hancock Mutual Life Insurance Company, pertaining to the Real Estate Equity Fund, included in Post-Effective Amendment No. 9 to this File No. 33-2081, filed on March 1, 1994.

     (4) Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company dated as of April 12, 1988, relating to the Real Estate Equity and International Equity Index Funds, included in Post-Effective Amendment No. 3 to this File No. 33-2081, filed in April, 1988.

     (5) Amendment dated as of May 1, 1998 to the Investment Management Agreement dated as of April 12, 1998 relating to the Real Estate Equity and International Equity Index Funds, included in Post-Effective Amendment No. 19 to this File No. 33-2081, filed on May 1, 1998.

     (6) Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company relating to the Short-Term Bond and Small/Mid Cap Growth Funds, included in Post- Effective Amendment No. 9 to this File No. 33-2081, filed on March 1, 1994.

     (7) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Independence Investment Associates, Inc. and John Hancock Mutual Life Insurance Company relating to the Short-Term Bond Fund, included in Post- Effective Amendment No. 9 to this File No. 33-2081, filed on March 1, 1994.

     (8) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Wellington Management Company, LLP and John Hancock Mutual Life Insurance Company relating to the Small/Mid Cap Growth Fund, included in Post-Effective Amendment No. 21 to this File No. 33-2081, filed on May 3, 1999.

     (9) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, John Hancock Advisers, Inc., and John Hancock Mutual Life Insurance Company, relating to the Sovereign Bond Fund, included in Post-Effective Amendment No. 11 to this File No. 33-2081, filed on April 29, 1995.

     (10) Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company relating to the Equity Index, Large Cap Value, Mid Cap Growth, Mid Cap Value, Small Cap Growth, Small Cap Value, Global Bond, International Opportunities, and International Balanced Funds, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (11) Amendment, dated May 1, 1997, to the Investment Management Agreements dated April 12, 1988, April 15, 1994, and March 14, 1996, to reallocate Fund expenses and to reduce the advisory fee of the Short-Term Bond Fund and the Equity Index Fund, included in Post-Effective Amendment No. 16 to this File No. 33-2081, filed on May 1, 1997.

     (12) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, T. Rowe Price Associates, Inc., and John Hancock Mutual Life Insurance Company, relating to the Large Cap Value Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (13) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Janus Capital Corporation, and John Hancock Mutual Life Insurance Company, relating to the Mid Cap Growth Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (14) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Neuberger & Berman Management, L.P., and John Hancock Mutual Life Insurance Company, relating to the Mid Cap Value Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (15) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, John Hancock Advisers, Inc., and John Hancock Mutual Life Insurance Company, relating to the Small Cap Growth Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (16) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, INVESCO Management & Research, and John Hancock Mutual Life Insurance Company, relating to the Small Cap Value Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (17) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, J.P. Morgan Investment Management, Inc., and John Hancock Mutual Life Insurance Company, relating to the Global Bond Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (18) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Rowe Price-Fleming International, Inc., and John Hancock Mutual Life Insurance Company, relating to the International Opportunities Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (19) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Brinson Partners, Inc., and John Hancock Mutual Life Insurance Company, relating to the International Balanced Fund, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

     (20) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, State Street Bank & Trust Company, and John Hancock Mutual Life Insurance Company, relating to the Equity Index Fund, included in Post- Effective Amendment No. 16 to this File No. 33-2081, filed on May 1, 1997.

     (21) Amendment to Sub-Investment Management Agreement among John Hancock Variable Series Trust I, State Street Bank and Trust Company, and John Hancock Mutual Life Insurance Company, included in Post-Effective Amendment No. 19 to this File No. 33-2081, filed on May 1, 1998.

     (22) Investment Management Agreement dated as of April 14, 1998 By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company relating to the Small/Mid Cap CORE, Global Equity, International Equity Index, Emerging Markets Equity, Bond Index, and High Yield Bond Fund, included in Post-Effective Amendment No. 19 to this File No. 33-2081, filed on May 1, 1998.

     (23) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Goldman Sachs Asset Management, and John Hancock Mutual Life Insurance Company, relating to the Small/Mid Cap CORE Fund, included in Post-Effective Amendment No. 21 to this File No. 33-2081, filed on May 3, 1999.

     (24) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Scudder Kemper Investments, Inc., and John Hancock Mutual Life Insurance Company, relating to the Global Equity Fund, included in Post- Effective Amendment No. 21 to this File No. 33-2081, filed on May 3, 1999.

     (25) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Independence International Associates, Inc., and John Hancock Mutual Life Insurance Company, relating to the International Equity Index Fund, included in Post-Effective Amendment No. 21 to this File No. 33- 02081, filed on May 3, 1999.

     (26) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Mellon Bond Associates, and John Hancock Mutual Life Insurance Company, relating to the Bond Index Fund, included in Post-Effective Amendment No. 19 to this File No. 33-2081, filed on May 1, 1998.

     (27) Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Wellington Management Company, LLP, and John Hancock Mutual Life Insurance Company, relating to the High Yield Bond Fund, included in Post-Effective Amendment No. 19 to this File No. 33-2081, filed on May 1, 1998.

     (28) Amendment No. 2 to the Investment Management Agreement dated as of March 14, 1996 By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company included in Post-Effective Amendment No. 21 to this File No. 33-2081 filed on May 3, 1999.

     (29) Amendment No. 3 to the Investment Management Agreement dated as of March 14, 1996 By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company included in Post-Effective Amendment No. 21 to this File No. 33-2081 filed on May 3, 1999.

     (30) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Morgan Stanley Dean Witter Advisors, Inc., and John Hancock Mutual Life Insurance Company, relating to the Emerging Markets Equity Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (31) Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company relating to the Large Cap Aggressive Growth, Fundamental Mid Cap Growth, International Equity, Aggressive Balanced, Large Cap Value CORE, Large/Mid Cap Value, Mid Cap Blend, and Small/Mid Cap Value Funds included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (32) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Alliance Capital Management L.P., and John Hancock Mutual Life Insurance Company relating to the Large Cap Aggressive Growth Fund, included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (33) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, OppenheimerFunds, Inc., and John Hancock Mutual Life Insurance Company relating to the Fundamental Mid Cap Growth Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (34) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Goldman Sachs Asset Management, and John Hancock Mutual Life Insurance Company relating to the International Equity Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (35) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Goldman Sachs Asset Management, and John Hancock Mutual Life Insurance Company relating to the Large Cap Value CORE Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (36) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Independence Investment Associates, Inc., and John Hancock Mutual Life Insurance Company relating to the Aggressive Balanced Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (37) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Independence Investment Associates, Inc., and John Hancock Mutual Life Insurance Company relating to the Mid Cap Blend Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (38) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Wellington Management Company, LLP, and John Hancock Mutual Life Insurance Company relating to the Large/Mid Cap Value Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (39) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, The Boston Company Asset Management Company, LLC, and John Hancock Mutual Life Insurance Company relating to the Small/Mid Cap Value Fund included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

     (40) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Federated Investment Management Company and John Hancock Life Insurance Company relating to the American Leaders Large Cap Value Fund and the Core Bond Fund, to be Filed by amendment.

     (41) Form of Sub-Investment Management Agreement Among John Hancock Variable Series Trust I, Morgan Stanley Dean Witter Investment Management Inc., and John Hancock Life Insurance Company relating to the Real Estate Equity Fund, to be Filed by amendment.

     (e) (1) Underwriting and Administrative Services Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company, dated April 29, 1988, included in Post-Effective Amendment No. 4 to this File No. 33-2081, filed in April, 1989.

          (2) Underwriting and Indemnity Agreement among John Hancock Variable Series Trust I, John Hancock Distributors, Inc., and John Hancock Mutual Life Insurance Company, previously filed electronically on February 28, 1997.

     (f)  Not Applicable.

     (g) (1) Custodian Agreement Between John Hancock Variable Series Trust I and State Street Bank and Trust Company, dated January 30, 1995, relating to the International Equity Index and Small/Mid Cap CORE Fund, included in Post-Effective Amendment No. 10 to this File No. 33-2081, filed on March 2, 1995.

          (2) Amendment dated as of March 18, 1996 to Custodian Agreement dated January 30, 1995, between John Hancock Variable Series Trust I and State Street Bank and Trust Company, expanding the Agreement to cover additional Funds, included in Post-Effective Amendment No. 13 to this File No. 33-2081, filed on April 30, 1996.

          (3) Amendment dated as of April 14, 1998 to Custodian Agreement dated January 30, 1995, between John Hancock Variable Series Trust I and State Street Bank and Trust Company, expanding this agreement to cover additional Funds, included in Post-Effective Amendment No. 19 to this File No. 33-2081, filed on May 1, 1998.

          (4) Form of Amendment dated as of July 28, 1999 to Custodian Agreement dated January 30, 1995, between John Hancock Variable Series Trust I and State Street Bank and Trust Company, expanding this agreement to cover additional Funds included in Post-Effective Amendment No. 23 to this File No. 33-2081 filed on August 9, 1999.

          (5) Amendment dated as of December 18, 1998 to Custodian Agreement dated January 30, 1995, between John Hancock Variable Series Trust I and State Street Bank and Trust Company, addressing "eligible foreign custodians" within the meaning of Rule 17f-5, as amended, incorporated by reference to Post-Effective Amendment No. 24 to this File No. 33-2081, Filed on April 6, 2000.

     (h) Amendment dated April 29, 1988 to Transfer Agency Agreement by and between John Hancock Variable Series Fund I, Inc., and John Hancock Mutual Life Insurance Company, January 27, 1986, which was priorly included in
     Exhibit 9 to Pre-Effective Amendment No. 1 to this File No. 33-2081, filed March 13, 1986, included in Post-Effective Amendment No. 4 to this File No. 33-2081, filed in April, 1989.

     (i) Opinion and Consent of Counsel regarding the legality of the securities being registered (filed herewith).

     (j) (1) Consent of Ernst & Young LLP, independent auditors incorporated by reference to Post-Effective Amendment No. 24 to this File No. 33-2081, File on April 6, 2000.

     (j)  (2) Not Applicable.

     (k)  Not Applicable.

     (l)  Not Applicable.

     (m)  Not Applicable.

     (n)  Not Applicable.

     (o)  Not Applicable.

     (p) Code of Ethics, revised February 16, 2000, adopted by the John Hancock Variable Series Trust I, its Investment Adviser and Principal Underwriter, incorporated by reference to Post-Effective Amendment No. 24 to this File No. 33-2081, Filed on April 6, 2000.

     (q) Diagram of Subsidiaries of John Hancock Mutual Life Insurance Company (incorporated by reference from Exhibit 13 to Post-Effective Amendment No. 5 to Form N-4 Registration Statement of John Hancock Variable Annuity Account H (File No. 333-08345) filed April 29, 1999).

     (r) Powers of Attorney for Elizabeth G. Cook, Diane C. Kessler, Michele G. Van Leer, Hassell H. McClellan and Robert F. Verdonck, Filed herewith.

ITEM 24. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

Currently, shares of the Registrant are sold only to (1) John Hancock Variable Life Accounts U, V and S, separate investment accounts created pursuant to Massachusetts law, to fund variable life insurance policies issued by John Hancock Variable Life Insurance Company ("JHVLICO"), a stock life insurance company organized under the laws of Massachusetts; (2) John Hancock Variable Annuity Accounts H, U and V, separate investment accounts created pursuant to Massachusetts law to fund variable annuity contracts issued by John Hancock Life Insurance Company, ("John Hancock"), a life insurance company organized under the laws of Massachusetts; (3) John Hancock Variable Life Insurance Account UV, a separate investment account created pursuant to Massachusetts law to fund variable life insurance policies issued by John Hancock; (4) John Hancock Variable Annuity Account I and JF, separate investment accounts created pursuant to Massachusetts law to fund variable annuity contracts issued by JHVLICO; and
(5) Separate Account IPL-1, a separate investment account created pursuant to Delaware law to fund variable life insurance policies issued by Investors Partner Life Insurance Company, ("IPL"), a life insurance company organized under the laws of Delaware. (The ten variable accounts are hereinafter referred to as "Separate Accounts.") The purchasers of variable life insurance policies and variable annuity contracts issued in connection with such Separate Accounts will have the opportunity to instruct JHVLICO, John Hancock and IPL, respectively, with regard to the voting of the Registrant's shares held by the Separate Account as to certain matters. Subject to such voting instructions, John Hancock, JHVLICO and IPL directly control the Registrant, and the Separate Accounts currently are its sole shareholders.

Subsequently, shares of the Registrant may be sold to other separate investment accounts of John Hancock, JHVLICO and IPL. A diagram of the subsidiaries of John Hancock is incorporated by reference to File No. 333-08345, Post-Effective Amendment No. 5, Filed on April 28, 1999.

ITEM 25. INDEMNIFICATION

Reference is made to Article VI of the Registrant's By-Laws (Exhibit 2 to Post-Effective Amendment No. 3 to this Registration Statement filed in April,
1988), which provides that the Trust shall indemnify or advance any expenses to the trustees, shareholders, officers, or employees of the Trust to the extent set forth in the Declaration of Trust.

Sections 6.3 through 6.17 of the Declaration of Trust (Exhibit 1 to Post-Effective Amendment No. 3 to this Registration Statement filed in April, 1988), relate to the indemnification of trustees, shareholders, officers and employees and are hereby incorporated by reference. It is provided that the Registrant shall indemnify any Trustee made a party to any proceeding by reason of service in that capacity if the Trustee (a) acted in good faith and (b) reasonably believed, (1) in the case of conduct in the Trustee's official capacity with the Trust, that the conduct was in the best interest of the Trust and (2) in all other cases, that the conduct was at least not opposed to the best interests of the Trust, and (c) in the case of any criminal proceeding, the Trust shall indemnify the Trustee if the Trustee acted in good faith and had no reasonable cause to believe that the conduct was unlawful. Indemnification may not be made by the Trust unless authorized in each case by a determination by the Board of Trustees or by special legal counsel or by the shareholders. Neither indemnification nor advancement of expenses may be made if the Trustee or officer has incurred liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of his office ("Disabling Conduct"). The means for determining whether indemnification shall be made shall be (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of Disabling Conduct or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that such person was not liable by reason of Disabling Conduct. Such latter determination may be made either (a) by the vote of a majority of a quorum of Trustees who are neither "interested persons" of the Trust (as defined in the 1940 Act, as amended) nor parties to the proceeding or (b) by an independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the Trustee or officer agrees to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and at least one of three conditions is satisfied: (1) he provides security for his agreement to repay, (2) the Registrant is insured against loss by reason of lawful advances, or (3) a majority of a quorum the Trustees who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is reason to believe that the Trustee or officer will be found entitled to indemnification.

Similar types of provisions dealing with the indemnification of the Registrant's officers and directors is included in several exhibits attached to the original filing and subsequent amendments to this Registration Statement: specifically,
Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5(k) to Post-Effective Amendment No. 13 to this Registration Statement filed April 30, 1996), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5(g) to Post-Effective Amendment No. 9 to this Registration Statement filed March 1, 1994), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Fund I, Inc., and John Hancock Mutual Life Insurance Company (Exhibit 5 Post-Effective Amendment No. 4 to this Registration Statement, filed in April, 1989), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5(v) to Post-Effective Amendment No. 19 to this Registration Statement filed in 1998),
Section 7 of the Underwriting and Administrative Services Agreement by and between John Hancock Variable Series Trust I, and John Hancock Mutual Life Insurance Company (Exhibit 6 to Post-Effective Amendment No. 4 to this Registration Statement filed in April, 1989), and Section 15 of the Transfer Agency Agreement by and between John Hancock Variable Series Fund I, Inc., and John Hancock Mutual Life Insurance Company (Exhibit 9 to Pre-Effective Amendment No. 1 to this Registration Statement filed March 13, 1986), and Section 6 of the Underwriting and Indemnity Agreement By and Among John Hancock Series Trust, John Hancock Distributors, Inc., and John Hancock Mutual Life Insurance Company (Exhibit 6.b to Post-Effective Amendment No. 14 to this Registration Statement filed February 28, 1997).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons of the Registrant pursuant to the Registrant's By-Laws or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, then the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 26. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Information pertaining to any business and other connections of Registrant's investment adviser, John Hancock, is hereby incorporated by reference from the section of Part A of this Form N-1A (the "Prospectus") captioned "Management of the Fund," Item 7 of Part II of John Hancock's Form ADV [filed separately with the Commission (File No. 801-8352)]. Information pertaining to any business and other connections of Registrant's sub-investment advisers, Independence Investment Associates, Inc. ("IIA"), John Hancock Advisers Inc. ("Advisers"), T. Rowe Price Associates, Inc. ("T. Rowe Price"), Janus Capital Corporation ("Janus"), Neuberger Berman, LLC ("Neuberger Berman"), INVESCO, Inc. ("INVESCO"), J.P. Morgan Investment Management Inc. ("JPMIM"), Rowe Price-Fleming International, Inc. ("Rowe Price-Fleming"), Brinson Partners, Inc. ("Brinson"), Goldman Sachs Asset Management ("Goldman Sachs"), Scudder Kemper Investments, Inc.("Scudder Kemper"), Independence International Associates, Inc. ("Independence International"), Morgan Stanley Dean Witter Investment Management, Inc. ("Morgan Stanley"), Mellon Bond Associates, LLP ("Mellon"), Alliance Capital Management L.P. ("Alliance"), OppenheimerFunds, Inc. ("Oppenheimer"), The Boston Company Asset Management, LLC ("Boston"), and Wellington Management Company, LLP ("Wellington") is incorporated by reference from the section of the Prospectus captioned "Management of the Fund" and Item 7 of Part II of the Forms ADV of IIA (File No. 801-15908), Advisers (File No. 801-
8124), T. Rowe Price (File No. 801- 856), Janus (File No. 801-13991), Neuberger Berman (File No. 801-3908), INVESCO (File No. 801-1596), JPMIM (File No. 801-21011), Rowe Price-Fleming (File No. 801-14713), Brinson (File No. 801-34910) Goldman Sachs (File No. 801-16048), Scudder Kemper (File No. 801-252), Independence International (File No. 801-28785), Morgan Stanley (File No. 801-15757), Mellon (File No. 801-50865), Alliance (File No. 801-56720),
Oppenheimer (File No. 801-8253), Boston (File No. 801-6829), Wellington (File No. 801-15908) filed separately with the Commission. The other businesses, professions, vocations, and employment of a substantial nature, during the past two years, of the directors and officers of John Hancock, IIA, Advisers, T. Rowe Price, Janus, Neuberger Berman, INVESCO, JPMIM, Rowe Price-Fleming, Brinson Goldman Sachs, Scudder Kemper, Independence International, Morgan Stanley, Mellon, Alliance, Oppenheimer, Boston, and Wellington are hereby incorporated by reference, respectively, from Schedules A and D of John Hancock's Form ADV and from Schedules A and D of the Forms ADV of the sub- investment advisers.

ITEM 27. PRINCIPAL UNDERWRITERS

     (a) Signator Investors, Inc. ("Signator") acts as principal underwriter and distributor of the Registrant's shares on a best-efforts basis and receives no fee or commission for its underwriting and distribution services. Signator does not act as a principal underwriter, distributor, or investment advisor for any other investment company, except that Signator serves as the principal underwriter for the separate accounts referred to in the response to Item 24 above.

     (b) The name and principal business address of each officer, director, or partner of Signator as well as their positions and offices with Signator are hereby incorporated by reference from Schedules A and D of Signator's Form BD [filed separately with the Commission (Firm CRD No. 468)]. None of the directors or partners of Signator hold positions with the Registrant.

     (c) Not Applicable.

ITEM 28. LOCATION OF ACCOUNTS AND RECORDS

The following entities prepare, maintain, and preserve the records required by
Section 31(a) of the Act for the Registrant through written agreements between the parties to the effect that such services will be provided to the Registrant for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request:

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110 serves as custodian for the Registrant and in such capacity keeps records regarding securities in transfer, bank statements and cancelled checks.

John Hancock, John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117, will serve as Registrant's transfer agent and investment adviser, and, in such capacities, will keep records regarding shareholders' account records, cancelled stock certificates, and all other records required by Section 31(a) of the Act. John Hancock, as Investment Adviser will keep records related to transactions in the Money Market Fund.

IIA, 53 State Street, Boston, Massachusetts 02109, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Growth & Income, Large Cap Growth, Managed, Real Estate Equity, Aggressive Balanced, Mid Cap Blend, and Short-Term Bond Funds.

Advisers, 101 Huntington Avenue, Boston, Massachusetts 02199, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Sovereign Bond and Small Cap Growth Funds.

Alliance, 1345 Avenue of the Americas, New York, New York 10105, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Large Cap Aggressive Growth Fund.

Advisers, 101 Huntington Avenue, Boston, Massachusetts 02199, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Special Opportunities, Sovereign Bond, and Small Cap Growth Funds.

State Street, Two International Place, Boston, Massachusetts 02110, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Equity Index Fund.

T. Rowe Price, 100 East Pratt Street, Baltimore, Maryland 21202, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Large Cap Value Fund.

Janus, 100 Fillmore Street, Denver, Colorado 80206, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Mid Cap Growth Fund.

Neuberger Berman, 605 Third Avenue, New York, New York 10158, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Mid Cap Value Fund.

INVESCO, 101 Federal Street, Boston, Massachusetts 02110, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Small Cap Value Fund.

JPMIM, King Street, London, England SW1Y6XA, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Global Bond Fund.

Rowe Price-Fleming, 100 East Pratt Street, Baltimore, Maryland 21202, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the International Opportunities Fund.

Brinson, 209 South LaSalle Street, Chicago, Illinois 60604, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the International Balanced Fund.

Goldman Sachs, 32 Old Slip, New York, New York 10005, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the Small/Mid Cap CORE, International Equity, and Large Cap Value CORE Funds.

Scudder Kemper, 345 Park Avenue, New York, New York 10154, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the Global Equity Fund.

Independence International, 53 State Street, Boston, Massachusetts 02109, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the International Equity Index Fund.

Morgan Stanley, 1221 Avenue of the Americas, New York, New York 10020, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the Emerging Markets Equity Fund and the Real Estate Equity Fund.

Mellon, One Mellon Bank Center, Suite 4135, Pittsburgh, Pennsylvania 15258, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the Bond Index Fund.

Oppenheimer, Two World Trade Center, New York, New York, 10048, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Fundamental Mid Cap Growth Fund.

Boston, One Boston Place, Boston, Massachusetts 02108, will serve as Registrant's sub-investment manager and, in such capacity, will keep records related to transactions in portfolio securities of the Small/Mid Cap Value Fund.

Wellington, 75 State Street, Boston, Massachusetts 02109, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the Small/Mid Cap Growth, High Yield Bond, and Large/Mid Cap Value Funds.

Federated, Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222, will serve as Registrant's sub-investment manager and, in such capacity, will keep the records related to transactions in the portfolio securities of the American Leaders Large Cap Value Fund and the Core Bond Fund.

ITEM 29. MANAGEMENT SERVICES

Not applicable.

ITEM 30. UNDERTAKINGS

Registrant undertakes to furnish to each person to whom a prospectus is delivered with a copy of Registrant's latest annual report to shareholders, upon request and without charge.

                                  SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHLAF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, AND THE COMMONWEALTH OF MASSACHUSETTS, ON THE 11TH DAY OF MAY, 2000.

     John Hancock Variable Series Trust I

     By: /s/ Thomas J. Lee
         -----------------

     Thomas J. Lee, Vice Chairman, President and Trustee

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS POST-EFFECTIVE AMENDMENT TO ITS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLWOIING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

     SIGNATURE                       DATE

     By: /s/ Raymond F. Skiba        May 11, 2000
         --------------------

     Raymond F. Skiba
     Treasurer (Principal Financial
     and Accounting Officer)

     By: /s/ Thomas J. Lee           May 11, 2000
         -----------------

     Thomas J. Lee
     Vice Chairman, President and
     Trustee (Acting Principal
     Executive Officer)

For himself and as attorney-in-fact for:

Michele G. Van Leer, Chairman

Elizabeth G. Cook, Trustee

Diane C. Kessler, Trustee

Robert F. Verdonck, Trustee

Hassell H. McClellan, Trustee